DIAMOND HILL INVESTMENT GROUP, INC.
2005 ANNUAL REPORT
NOTICE OF 2006 ANNUAL MEETING
AND PROXY STATEMENT

Dear Fellow Shareholders,

2005 was an extraordinary year for our business in virtually all respects:

•	Excellent investment returns for our clients;

•	Strong growth in assets under management from $524 million to $1.5 billion; and

•	Solid profits from operations, achieving a 15% operating profit margin.

Our foremost objective is to fulfill our fiduciary duties to our clients. We seek to meet this objective by achieving excellent returns with our investment strategies. While we are pleased that client returns in 2005 essentially met our criteria for success in this area, we remain focused primarily on returns for rolling five-year periods to meet the following criteria:

•	Sufficiently above relevant passive benchmarks,

•	Ranking in the top quartile of similar strategies, and

•	Absolute returns sufficient for the risk associated with the asset class.

Our next objective is to fulfill our fiduciary duties to our owners. Here too, the goal is straightforward: to grow the intrinsic value of the business at a rate sufficient for the risk associated with a business venture like ours. (In last year’s letter, we discussed at length the concept of estimating intrinsic value.)

Since the inception of our effort in May 2000, our estimate of the intrinsic value of the business has at least tripled (perhaps growing considerably faster than that), which was sufficient for the risk associated with the business given the circumstances at the time. Today, our business is well established, due to the accomplishments during the past six years. Therefore, achieving a growth rate in intrinsic value that results in its doubling over the next five years should be considered sufficient. Please remember that a company’s intrinsic value is frequently not equal to its stock price. We certainly are interested in the stock price, but we cannot directly impact it. However, we can directly impact intrinsic value and hopefully, over time, the stock price will reflect the intrinsic value of our business.

For investors in any business, it is always important to avoid paying a price higher than their estimate of intrinsic value. Doing so can result in an insufficient risk-adjusted return. Over the short term, stock prices change based largely on investor psychology. Over the long run, economics determine an investor’s return, specifically:

•	The investor’s purchase price;

•	The growth in the intrinsic value per share;

•	Dividends received during the holding period;

•	The investor’s selling price.

This describes the investment philosophy we utilize in our investment management business. For our clients, our value proposition is:

•	We are experienced investors;

•	We use this intrinsic value discipline for our various strategies; and

•	We align our interests with our clients through our personal investments in our own mutual funds and private investment partnership.

In previous annual letters, we have discussed our goal of reaching a level of assets under management (“AUM”) sufficient for “scale,” defined by operating profit margins of 30%. This level of profitability is consistent with industry norms for large firms in our industry, and represents an implicit division of the business economics between employees and shareholders.

In 2005, we achieved a 15% operating profit margin, with less than $1 billion of average AUM. This occurred due to an unusually large percentage of our revenues derived from our private investment partnership’s incentive fee. While it is doubtful that in 2006 a similar contribution to the revenue mix comes from this source, growth in overall AUM should result in further margin improvement, with our current goal to reach the 30% threshold in 2007 and beyond.

Our overall growth in AUM and profitability has been led by our funds, Small Cap and Long-Short in particular. The closing of our Small Cap Fund to new investors occurred at year end. Restricting its growth is intended to help assure our ability to achieve our aforementioned five-year return goals. Devoting resources to expand our separately managed accounts (“SMA”) business, while starting two new mutual funds, are efforts intended to help grow AUM to $3-5 billion over the next five years.

I would like to thank my colleagues and our Board of Directors for their efforts and support. All of us at Diamond Hill Investment Group will continue our mission to build an excellent investment management firm for clients and owners alike.

Sincerely,

/s/ R. H. Dillon

R. H. Dillon

President and Chief Executive Officer

Diamond Hill Investment Group, Inc.

375 North Front Street, Suite 300

Columbus, Ohio 43215

April 7, 2006

Dear Shareholders:

We cordially invite you to attend the 2006 Annual Meeting of Shareholders of Diamond Hill Investment Group, Inc. (the “Company”), to be held at the offices of Stonehenge Partners, Inc. located at 191 West Nationwide Boulevard, Suite 600, Columbus, Ohio 43215, on Thursday, May 11, 2006, at 3:00 p.m.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Company and directors and officers of the Company will be present to respond to any appropriate questions you may have. On behalf of the Board of Directors, we urge you to sign, date and return the enclosed proxy card as soon as possible, even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person but will assure that your vote is counted if you are unable to attend the meeting. Your vote is important, regardless of the number of shares you own.

Sincerely,

/s/ R. H. Dillon

R. H. Dillon

President & CEO

Diamond Hill Investment Group, Inc.

375 North Front Street, Suite 300

Columbus, Ohio 43215

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 11, 2006

Notice is hereby given that the 2006 Annual Meeting of Shareholders (the “Annual Meeting”) of Diamond Hill Investment Group, Inc. (the “Company”), will be held at the office of Stonehenge Partners, Inc. located at 191 West Nationwide Boulevard, Suite 600, Columbus, Ohio 43215, on Thursday, May 11, 2006, at 3:00 p.m. to consider and act upon the following matters:

1.	To elect six directors to serve on the Company’s Board of Directors;

2.	To approve and adopt the Diamond Hill Investment Group, Inc. 2006 Performance-Based Compensation Plan; and

3.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Action may be taken on any one of the foregoing proposals at the Annual Meeting or on any date or dates to which the Annual Meeting may be adjourned. Pursuant to the Company’s Code of Regulations, the Board of Directors has fixed the close of business on March 20, 2006, as the record date for determination of the shareholders entitled to vote at the Annual Meeting and any adjournments thereof. You are requested to complete and sign the enclosed form of proxy, which is solicited by the Board of Directors of the Company, and to mail it promptly in the enclosed envelope. Alternatively, if you are a registered shareholder you may vote by phone by using the control number identified on your proxy or electronically over the Internet in accordance with the instructions on your proxy. Voting your common shares by returning the enclosed proxy card, or electronically through the Internet or by telephone, does not affect your right to vote in person at the Annual Meeting. If you attend the Annual Meeting, you may revoke your proxy and vote in person if your shares are registered in your name.

By order of the Board of Directors

/s/ James F. Laird

James F. Laird

Secretary

Columbus, Ohio

April 7, 2006

THE PROMPT RETURN OF YOUR PROXY WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO OBTAIN A QUORUM. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ALTERNATIVELY, REFER TO THE INSTRUCTIONS ON THE PROXY CARD TO TRANSMIT YOUR VOTING INSTRUCTIONS VIA THE INTERNET OR BY TELEPHONE.

Diamond Hill Investment Group, Inc.

375 North Front Street, Suite 300

Columbus, Ohio 43215

PROXY STATEMENT

FOR THE ANNUAL MEETING OF SHAREHOLDERS OF

DIAMOND HILL INVESTMENT GROUP, INC.

TO BE HELD ON MAY 11, 2006

This Proxy Statement is furnished to the shareholders of Diamond Hill Investment Group, Inc., an Ohio corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the 2006 Annual Meeting of Shareholders of the Company (the “Annual Meeting”) to be held on May 11, 2006, and any adjournment thereof. A copy of the Notice of Annual Meeting accompanies this Proxy Statement. This Proxy Statement is first being mailed to shareholders on or about April 7, 2006. Only shareholders of record at the close of business on March 20, 2006, the record date for the Annual Meeting (the “Record Date”), will be entitled to vote at the Annual Meeting.

The purposes of this Annual Meeting are:

(1)	To elect six directors to serve on the Board of Directors for one-year terms;

(2)	To approve and adopt the Diamond Hill Investment Group, Inc. 2006 Performance-Based Compensation Plan (the “2006 Plan”); and

(3)	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof. The Company is not currently aware of any other matters that will come before the Annual Meeting.

Those common shares represented by properly signed proxy cards or properly authenticated voting instructions recorded electronically via the Internet or by telephone that are received prior to the Annual Meeting and not revoked will be voted by the proxies at the Annual Meeting as directed by the shareholders. The common shares represented by all valid proxy cards or proxies submitted telephonically or via the Internet received prior to the Annual Meeting which do not specify how the common shares should be voted on the matters presented at the Annual Meeting will be voted (1) FOR the election of R. H. Dillon, David P. Lauer, Dr. James G. Mathias, David R. Meuse, Diane D. Reynolds and Donald B. Shackelford as directors of the Company and (2) FOR approval and adoption of the 2006 Plan. The proxies will use their best judgment regarding other matters that properly come before the Annual Meeting.

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QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q:	When and where will the Annual Meeting take place?

A:	The Annual Meeting will be held at the office of Stonehenge Partners, Inc. located at 191 West Nationwide Boulevard, Suite 600, Columbus, Ohio 43215, on Thursday, May 11, 2006, at 3:00 p.m.

Q:	What may I vote on?

A:	You may vote on (i) the election the six nominees for election to the Company’s Board of Directors and (ii) the approval and adoption of the 2006 Plan.

Q:	How does the Board of Directors recommend I vote?

A:	The Board recommends that you vote (i) FOR the election of the six nominees for election to the Board of Directors, and (ii) FOR the approval and adoption of the 2006 Plan.

Q:	What do I need to do now?

A:	After carefully reading this Proxy Statement, indicate on your enclosed proxy card how you want your shares to be voted and sign and mail the proxy promptly in the enclosed envelope. Alternatively, if you are a shareholder of record, you may vote by phone by using the control number identified on your proxy, or vote electronically by Internet in accordance with the instructions on your proxy. The deadline for transmitting voting instructions electronically via the Internet or telephonically is 11:59 p.m., Eastern Time, on May 10, 2006. The Internet and telephone voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions and to confirm that shareholders’ voting instructions have been properly recorded. If you vote by phone or over the Internet you do not need to return a proxy card. You should be aware that if you vote over the internet or by phone, you may incur costs associated with electronic access, such as usage charges from Internet access providers and telephone companies. Your proxy will not be used if (i) you are a record shareholder and you revoke your proxy and attend and vote at the Annual Meeting in person or (ii) you otherwise properly revoke your proxy.

Q:	What does it mean if I get more than one proxy card?

A:	If your shares are registered differently and are in more than one account, you will receive more than one proxy card. If you intend to vote by mail, sign and return all proxy cards to ensure that all your shares are voted. If you are a record holder and intend to vote by telephone or over the Internet, you must do so in connection with the instructions on each individual proxy card you receive.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Many shareholders are beneficial owners in that they hold their shares in “street name” through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. If your shares are registered directly in your name with the Company’s transfer agent, you are considered, with respect to those shares, the shareholder of record and this Proxy Statement is being sent directly to you by the Company. As a shareholder of record, you have the right to grant your proxy directly to the Company by completing, signing and returning the enclosed proxy card, or you may vote by Internet, by phone or in person at the Annual Meeting.

Beneficial Owner. If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares held in street name and this Proxy Statement is being forwarded to you by your broker or other nominee, who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker or other nominee on how to vote. Your broker or nominee will provide you with information on the procedures you must follow to instruct the record holder how to vote your shares or how to revoke previously given voting instructions.

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Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares in the manner you instruct, and you should follow the directions provided to you by your broker regarding how to instruct your broker to vote your shares. However, if you do not provide voting instructions to your broker, it may vote your shares in its discretion on certain “routine” matters. The election of directors is considered routine and, if you do not submit voting instructions, your broker may choose, in its discretion, to vote or not vote your shares on the nominees for director. The approval and adoption of the 2006 Plan, however, is not considered routine and your broker will not vote your shares on the 2006 Plan without your instructions.

Q:	May I change my vote after I have mailed a proxy card or voted electronically via the Internet or by telephone?

A:	Yes. You can change your vote at any time before your proxy is voted at the Annual Meeting. If you are the record holder of the shares, you can do this in three ways:

•	send the Company a written statement that you would like to revoke your proxy, which must be received by the Company prior to the start of voting at the Annual Meeting;

•	send the Secretary of the Company a new signed and later-dated proxy card, which must be received by the Company prior to the start of voting at the Annual Meeting, or submit later dated electronic voting instructions over the Internet or by telephone no later than 11:59 p. m. on May 10, 2006; or

•	attend the Annual Meeting and revoke your proxy in open meeting or vote in person prior to the start of voting at the Annual Meeting (your attendance at the Annual Meeting will not, by itself, revoke your proxy or a previous Internet or telephonic vote).

If you are a beneficial owner, you may change your vote by submitting new voting instructions to your broker or nominee, and you should contact your broker or nominee to verify the required procedures to do so.

Q:	Can I vote my shares in person at the Annual Meeting?

A:	Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting. If you choose to attend, please bring the enclosed proxy card or proof of identification. If you are a beneficial owner whose shares are not registered in your own name, you will need a signed proxy from your broker or other nominee giving you the right to vote your shares at the Annual Meeting.

Q:	How will my shares be voted if I return a blank proxy card or submit a proxy by Internet or phone without voting instructions?

A:	If you sign and send in your proxy card or submit a proxy by Internet or telephone and do not indicate how you want to vote, your proxy will be voted FOR the election of the six director nominees and FOR the approval and adoption of the 2006 Plan.

Q:	Who can answer my questions about how I can submit my proxy or vote by phone or via the Internet?

A:	If you have more questions about how to submit your proxy, please call James F. Laird, the Company’s Secretary, at (614) 255-3353.

THE ANNUAL MEETING

The Annual Meeting will be held at the office of Stonehenge Partners, Inc. located at 191 West Nationwide Boulevard, Suite 600, Columbus, Ohio 43215, on Thursday, May 11, 2006, at 3:00 p.m. The purposes of the Annual Meeting are (i) to elect six directors to serve on the Board of Directors for one-year terms; (ii) to approve

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and adopt the 2006 Plan; and (iii) to transact such other business as may properly come before the Annual Meeting or any adjournment thereof. The Company is not currently aware of any other matters that will come before the Annual Meeting.

PROCEDURAL MATTERS

Record Date

Only shareholders of record at the close of business on March 20, 2006, the record date for the Annual Meeting (the “Record Date”), will be entitled to vote at the Annual Meeting. As of the Record Date, there were 1,765,193 of the Company’s common shares outstanding and entitled to vote at the Annual Meeting.

Proxy

Your shares will be voted by the proxies at the Annual Meeting as you direct on your signed proxy card or telephonic or Internet proxy received by the Company. If you return a signed proxy card or submit a proxy via the Internet or by telephone without voting instructions, to the extent permitted by applicable laws and regulations it will be voted (i) FOR the election of R. H. Dillon, David P. Lauer, Dr. James G. Mathias, David R. Meuse, Diane D. Reynolds and Donald B. Shackelford as directors of the Company and (ii) FOR the approval and adoption of the 2006 Plan. The proxies will vote in their discretion on other matters that properly come before the Annual Meeting.

Revocability of Proxy

The execution and delivery of the enclosed form of proxy or the submission of voting instructions via telephone or the Internet will not affect a record shareholder’s right to attend the Annual Meeting and vote in person. Any record shareholder giving a proxy may revoke it at any time before it is exercised by (i) delivering a later-dated proxy or a written notice of revocation to the Secretary of the Company at 375 North Front Street, Suite 300 Columbus, Ohio 43215 that is received by the Company prior to the start of voting at the Annual Meeting, or by submitting later dated voting instructions by telephone or Internet that are received by 11:59 p.m. on May 10, 2006; or (ii) by attending the Annual Meeting and revoking the proxy in open meeting or voting in person. If you hold shares beneficially, but not as record holder, you may change your vote by submitting new voting instructions to your broker or nominee, and you should review the instructions provided by your broker or nominee to determine the procedures you must follow. If you are a beneficial owner and wish to attend the Annual Meeting and vote in person, you must obtain a signed proxy from the record holder of your shares giving you the right to do so.

Quorum

The Company can conduct business at the Annual Meeting only if holders of a majority of the Company’s outstanding shares entitled to vote are present, either in person or by proxy. Abstentions and broker-non-votes will be counted in determining whether a quorum is present. In the event that a quorum is not present at the time the Annual Meeting is convened, a majority of the shares represented in person or by proxy may adjourn the Annual Meeting to a later date and time, without notice other than announcement at the Annual Meeting. At any such adjournment of the Annual Meeting at which a quorum is present, any business may be transacted which might have been transacted at the Annual Meeting as originally called.

Voting

Each outstanding share may cast one vote on each separate matter of business properly brought before the Annual Meeting. A plurality of the votes duly cast is required for the election of directors, and the six nominees receiving the most votes will be elected. The affirmative vote of a majority of the votes cast is required to approve and adopt the 2006 Plan.

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A shareholder voting in the election of directors may cumulate such shareholder’s votes and give one candidate a number of votes equal to (i) the number of directors to be elected (six), multiplied by (ii) the number of shares held by the shareholder, or may distribute such shareholder’s total votes among as many candidates as the shareholder may select. However, no shareholder shall be entitled to cumulate votes unless the candidate’s name has been placed in nomination prior to voting and the shareholder, or any other shareholder, has given notice to the Company at least forty-eight hours prior to the Annual Meeting of the intention to cumulate votes. The proxies being solicited by the Company include the discretionary authority to cumulate votes. If cumulative voting occurs at the Annual Meeting, the proxies intend to vote the shares represented by proxy in a manner to elect as many of the six director nominees as possible. Cumulative voting only applies to the election of directors; on all other matters each share has one vote.

Abstentions; Broker Non-Votes; Effect

Boxes and a designated space are provided on the form of proxy for shareholders to mark if they wish to withhold authority to vote for one or more nominees for election as a director of the Company and/or if they wish to abstain from voting on the approval and adoption of the 2006 Plan.

Broker-dealers who hold their customers’ shares in street name may, under the applicable rules of the self-regulatory organization of which they are members, sign and submit proxies for such shares and may vote shares on routine matters. The election of directors is considered routine. However, broker-dealers may not vote shares on non-routine matters, such as the approval and adoption of the 2006 Plan, without specific instructions from the customer who beneficially owns the shares. Therefore, if your shares are held in street name and your broker-dealer does not receive instructions on how to vote your shares, your shares may not be voted. These unvoted shares are referred to as broker “non-votes.”

Because a plurality of the votes duly cast is required for the election of directors, neither abstentions nor broker non-votes will have any impact on the election of directors. However, the affirmative vote of a majority of the votes cast at the meeting is required to approve and adopt the 2006 Plan. Abstentions are deemed to be “votes cast” and will have the effect of votes against the proposal to approve the 2006 Plan. Broker non-votes, however, are not deemed to be “votes cast” and will not be included in the tabulation of the voting results on the proposal to approve and adopt the 2006 Plan.

If you hold shares in street name, the Board of Directors encourages you to instruct your broker or other nominee as to how to vote your shares.

Solicitation; Expenses

The expenses of the solicitation of the proxies for the Annual Meeting, including the cost of preparing, assembling and mailing the Notice, form of proxy, Proxy Statement and return envelopes, the handling and tabulation of proxies received, and charges of brokerage houses and other institutions, nominees or fiduciaries for forwarding such documents to beneficial owners, will be paid by the Company. The Company will not pay electronic access charges associated with Internet or telephone voting. The officers, directors and employees of the Company may also solicit proxies in person or by telephone, facsimile or electronic mail.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement, and any such information or representation should not be relied upon. This Proxy Statement does not constitute the solicitation of a proxy in any jurisdiction from any person to whom it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Proxy Statement shall not, under any circumstances, imply that there has not been any change in the information set forth herein since the date of this Proxy Statement.

Requests for Proxy Statement and Annual Report on Form 10-KSB

The Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005, including the Company’s audited financial statements, accompanies this Proxy Statement but is not a part of the proxy

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solicitation material. The Company is delivering a single copy of this Proxy Statement and the Form 10-KSB to multiple shareholders sharing an address unless the Company has received instructions from one or more of the shareholders to the contrary. The Company will promptly deliver a separate copy of the Proxy Statement or Form 10-KSB, at no charge, upon receipt of a written or oral request by a record shareholder at a shared address to which a single copy of the documents was delivered. Written or oral requests for a separate copy of the documents, or to provide instructions for delivery of documents in the future, may be directed to James F. Laird, Secretary of the Company, at the following address prior to June 2006: 375 North Front Street, Suite 300, Columbus, Ohio 43215 or (614) 255-3353. On June 1, 2006, the Company will change its office location, and after such time its new address will be 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company’s only class of voting securities is its common shares. The following table sets forth, as of March 20, 2006, certain information concerning share ownership and the percentage of voting power (assuming exercise of all options which are currently exercisable or that will be exercisable in the next 60 days) of (a) all persons known by the Company to own beneficially more than five percent of the Company’s outstanding shares, (b) each director and director nominee, (c) the Company’s Chief Executive Officer and Chief Financial Officer (each, a “Named Executive Officer”), and (d) all executive officers and directors of the Company, as a group. Unless otherwise indicated, the named persons exercise sole voting and investment power over the shares, which are shown as beneficially owned by them.

	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner(1)	Common Shares Presently Held(2)		Common Shares Which Can Be Acquired Upon Exercise of Options or Warrants Exercisable Within 60 Days	Total	Percent of Class(3)
R. H. Dillon	26,570	(4)	220,000	246,570	12.42

James F. Laird	13,678	(5)	52,500	66,178	3.64

David P. Lauer	3,477		—	3,477	**

Dr. James G. Mathias	34,422		8,000	42,422	2.39

David R. Meuse	78,695		—	78,695	4.46

Diane D. Reynolds	3,477		—	3,477	**

Donald B. Shackelford	4,397		—	4,397	**

Banc Fund V L.P. Banc Fund VI L.P. Banc Fund VII L.P.	89,200	(6)	—	89,200	5.05
208 S. LaSalle Street
Chicago, Illinois 60604

All directors and executive officers as a group (7 persons)	164,716		280,500	445,216	21.76

**	Represents ownership of less than 1% of the outstanding common shares of the Company.
(1)	Each of the Company’s officers and directors may be reached until June 1, 2006 at the Company’s address of 375 North Front Street, Suite 300, Columbus, Ohio 43215, and after June 1, 2006 at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.
(2)	Unless otherwise indicated, the beneficial owner has sole voting and dispositive power as to all common shares reflected in the table.
(3)	The percent of class is based upon (a) the number of shares owned by the named person plus the number of shares the named person has the right to acquire upon the exercise of options or warrants exercisable within 60 days after March 20, 2006, divided by (b) the total number of shares which are issued and outstanding as of March 20, 2006 (1,765,193 shares) plus the total number of shares the named person has the right to acquire upon the exercise of options or warrants exercisable within 60 days after March 20, 2006.
(4)	Includes 6,570 shares held in the Company’s 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.
(5)	Includes 6,178 shares held in the Company’s 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.
(6)	Based on information contained in a Schedule 13 G filed by Banc Fund V L.P. (“BF V”), Banc Fund VI L.P. (“BF VI”) and Banc Fund VII L.P. (“BF VII”) filed with the Securities and Exchange Commission on January 26, 2006, in which BF V and BF VI reported beneficial ownership of 10,000 and 79,2000 shares respectively. BF V, BF VI and BF VII may all be indirectly controlled by The Banc Funds Company, L.L.C. and its controlling member, Charles Moore, who also serves as the manager of BF V, BF VI and BF VII.

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PROPOSAL 1—ELECTION OF DIRECTORS

The Board of Directors of the Company guides the Company’s strategic direction and oversees the Company’s management. Five directors were elected to the Board at the 2005 Annual Meeting of Shareholders. On May 12, 2005, the Board increased the number of directors to six, and appointed Donald B. Shackelford to fill the newly created seat. All of the Company’s directors are elected annually.

The Board of Directors is currently comprised of R. H. Dillon, David P. Lauer, Dr. James G. Mathias, David R. Meuse, Diane D. Reynolds and Donald B. Shackelford, each of whom has been nominated for reelection to the Board to hold office for terms expiring at the next annual meeting of shareholders and when their successors are duly elected and qualified. The Board has determined that, with the exception of Mr. Dillon, all of the directors are independent under the rules and standards of independence of the Securities and Exchange Commission (the “SEC”) and The Nasdaq Stock Market, Inc. (“Nasdaq”). There are no family relationships among the directors or executive officers of the Company.

A proposal to reelect these six nominees will be presented to the shareholders at the Annual Meeting. The nominees receiving the highest number of votes will be elected. Information regarding the nominees, including their ages, length of service on the Board of Directors and relevant business experience for the past five years is set forth below.

R. H. Dillon, age 49, was appointed President and CEO of the Company in May 2000 and became a director of the Company in January 2001. He also serves as the Chief Investment Officer of Diamond Hill Capital Management, Inc., a wholly-owned subsidiary of the Company. From 1997 through 2000, Mr. Dillon was a Vice President of Loomis, Sayles & Company, an investment advisory firm. From 1993 through 1997, Mr. Dillon was President and Chief Investment Officer for Dillon Capital Management, an investment advisory firm acquired by Loomis, Sayles in 1997. Mr. Dillon received his B.S and M.A. degrees in Business Administration with a major in Finance from The Ohio State University and his M.B.A. degree from the University of Dayton. He received a C.F.A. designation from the Institute of Chartered Financial Analysts in 1982.

David P. Lauer, age 63, CPA became a director of the Company in May 2002. Mr. Lauer has been a self-employed CPA since March 2001. From June 1997 through March 2001, Mr. Lauer served as President and Chief Operating Officer of Bank One—Columbus. Prior to June 1997, Mr. Lauer was a partner with Deloitte & Touche LLP for 19 years. He serves on the board of directors of AirNet Systems, Inc., Evans Capital Corp., Huntington Bancshares, R. G. Barry Corporation, Wendy’s International, Inc. and W. W. Williams Company.

Dr. James G. Mathias, age 53, became a director of the Company in 1993. Since 1988, Dr. Mathias has been a veterinarian practicing in Tipp City, Ohio, where he owns the Tipp City Veterinary Hospital and Wellness Center. Dr. Mathias attended the University of Texas and completed his education at The Ohio State University, graduating from the College of Veterinary Medicine in 1978. He was a member of the Honor Society of Phi Zeta, a Veterinary Honor Society. Dr. Mathias is founder and President of the Dayton North Women’s Center and is a speaker on Ratite Medicine. He is also on the Veterinary Advisory Board of the Iams Company in Dayton, Ohio.

David R. Meuse, age 60, became a director of the Company in August 2000. Since 1999, Mr. Meuse has been a Principal for Stonehenge Financial Holdings, Inc. of Columbus, Ohio, where he is responsible for managing its affairs. From 1989 to 1999, Mr. Meuse was the Chairman and Chief Executive Officer of Banc One Capital Holdings Corporation (“BCHC”), the holding company for the investment banking, merchant banking, securities brokerage, investment advisory and insurance activities of Bank One Corporation, now a part of J.P. Morgan Chase. He came to BCHC in 1989 when Bank One Corporation acquired Meuse, Rinker, Chapman, Endres & Brooks, a regional investment banking firm which Mr. Meuse founded in 1981. Mr. Meuse received his B.A. in Political Science from John Carroll University and attended Cleveland Marshall College of Law at Cleveland State University, and the University of Pennsylvania, Wharton School of Finance, Securities Industry. Mr. Meuse serves on the boards of directors of the following: Bluestone Corporation, Bopp-Busch

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Manufacturing Company, Central Benefits Mutual Insurance Company, Cornerstone Industrial Group, ORIX USA Corporation, The Columbus Foundation, The Columbus Partnership, Kenyon College, Project GRAD Columbus, Stonehenge Financial Holdings, Inc., Stonehenge Securities, Inc., Rigger & Stern Capital Management, LLC and Skybus Airlines, LLC.

Diane D. Reynolds, age 46, became a director of the Company in April 2001. Ms. Reynolds is of counsel with the law firm of Taft, Stettinius & Hollister LLP and focuses her practice on mergers and acquisitions, divestitures, corporate law and finance. Prior to joining Taft, Stettinius & Hollister LLP in April, 2004, Ms. Reynolds was a partner with the law firm of Benesch, Friedlander, Coplan & Aronoff, LLP and practiced with the firm for three and half years. Ms. Reynolds merged her firm, Reynolds & Farmer LLP, with Benesch in 2000. Reynolds & Farmer LLP was a corporate law firm which operated from 1998 to 2000. Prior to entering private legal practice, Ms. Reynolds was engaged in a diverse corporate practice with two Fortune 500, multinational corporations. Ms. Reynolds also serves as Vice President and General Counsel for Estate Information Services, LLC which specializes in probate financial services. She received a B.A. in economics from The Ohio State University, a J.D. from Capital University Law School and an M.B.A. from the University of Chicago.

Donald B. Shackelford, age 73, was appointed a director of the Company in May 2005. Mr. Shackelford has been the Chairman of the Board, Fifth Third Bank, Central Ohio (the successor to State Savings Bank) since 1998 and was Chairman and Chief Executive Officer of State Savings Bank from 1972 to 1998. Mr. Shackelford is also currently a director of The Progressive Corporation, and from 1976 until May 2005 served as a director of Limited Brands, Inc. Mr. Shackelford also serves on numerous private company and non-profit boards, including Granville Golf Course Company, Heads & Threads International LLC, Denison University, Lowell Group and The Affordable Housing Trust of Columbus and Franklin County.

THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF R. H. DILLON, DAVID P. LAUER, DR. JAMES G. MATHIAS, DAVID R. MEUSE, DIANE D. REYNOLDS AND DONALD B. SHACKELFORD AS DIRECTORS OF THE COMPANY.

BOARD AND COMMITTEE INFORMATION

The Board of Directors held a total of four meetings during the year ended December 31, 2005. The Board of Directors has three standing committees: the Executive Committee, the Audit Committee and the Compensation Committee. Each Director attended at least 75% of the aggregate of (a) the total number of Board of Directors’ meetings held during the period for which he or she has been a Director during the last fiscal year, and (b) the total number of meetings held by all committees of the Board of Directors on which he or she served during the periods that he or she served during the last fiscal year.

Director Nomination Process

Given the relatively small size of the Company and its Board of Directors, the Company does not believe that a standing nominating committee is necessary. All of the Company’s directors participate in the consideration of director nominees, with nominees recommended for the Board’s selection by a majority of the Company’s independent directors. The Board has determined that, with the exception of Mr. Dillon, all of the directors are independent under the rules and independence standards of the Securities and Exchange Commission (the “SEC”) and the Nasdaq Stock Market, Inc. (“Nasdaq”). Although the Company does not have a formal charter governing the nomination of directors, it does have an explicit list of criteria that the Board uses to assess potential directors. It is the Company’s expectation that candidates for the Board of Directors will at the least possess significant skill and experience in financial services, accounting, marketing, operations, legal matters and in other areas that are important to the success of the Company.

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The Board has not established a formal process for identifying and evaluating nominees due to its desire to approach the nominations process according to the composition of the Board at the time. However, the process for identifying and evaluating nominees is generally as follows: In the case of an incumbent director whose term of office is set to expire, the Board reviews the director’s overall service to the Company during his or her term, including the number of meetings attended, level of participation and quality of performance. In the case of new director candidates, the Board determines whether the nominee is independent and whether the new director must be independent for the Company to remain in compliance with Nasdaq rules. Incumbent directors will be nominated for reelection or, if the Board feels a new director is necessary or desirable, it will use its network of contacts to compile a list of potential candidates. The Board then meets to discuss and consider each candidate’s qualifications, and the independent directors choose the nominees by majority vote.

The Board does not have any specific policies regarding the consideration of director candidates recommended by shareholders. The lack of policies regarding shareholder recommendations is primarily due to the Company’s lack of experience with such recommendations and the need to evaluate such recommendations on a case-by-case basis. The Company will consider shareholders recommendations for directors, and does not alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based upon the source of the recommendation. Shareholder recommendations for candidates for the Board of Directors must be directed in writing to Diamond Hill Investment Group, Inc., 375 North Front Street, Suite 300, Columbus, Ohio 43215, Attention: Secretary, and must include the candidate’s name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years, and evidence of the recommending person’s ownership of the Company’s common shares.

Executive Committee

The Executive Committee is authorized, when it is impractical or not in the best interest of the Company to wait until a Board of Directors meeting for approval, to take any and all actions or incur any obligations which could be taken or incurred by the full Board of Directors. The members of the Executive Committee as of December 31, 2005, were Mr. Meuse (Chairman) and Dr. Mathias. The Executive Committee did not hold any meetings during the year ended December 31, 2005.

Audit Committee

The Audit Committee engages the Company’s independent registered public accounting firm and reviews and approves the scope and results of any outside audit of the Company and the fees therefore and generally oversees auditing and accounting matters of the Company. The Audit Committee also reviews all related party transactions for potential conflicts of interest situations on an ongoing basis, and all such transactions are approved by the Audit Committee. The Audit Committee’s responsibilities are outlined further in its written charter, a copy of which was attached to the Proxy Statement for the Company’s 2004 Annual Meeting of Shareholders.

The Audit Committee is comprised of Mr. Lauer, Dr. Mathias and Ms. Reynolds, each of whom qualifies as independent under the rules and standards of independence of the SEC and Nasdaq. The Board has determined that Mr. Lauer, the Chairman of the Audit Committee, qualifies as a “financial expert” as defined by applicable SEC rules and as “financially sophisticated” as defined by applicable Nasdaq rules. The Audit Committee met four times during the year ended December 31, 2005 and its report relating to the Company’s 2005 fiscal year appears below under the heading “AUDIT COMMITTEE MATTERS.”

Compensation Committee

On August 11, 2005, the Board established a Compensation Committee. The members of the committee are Mr. Lauer, Mr. Shackelford and Ms. Reynolds, each of whom is independent under Nasdaq and SEC rules, is a

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“non-employee” director for purposes of SEC rules and is an “outside director” under applicable tax laws. The Compensation Committee is organized and conducts its business pursuant to a written charter adopted by the Board.

The Compensation Committee reviews and approves the Company’s executive compensation policy, evaluates the performance of the Company’s executive officers in light of corporate goals and objectives approved by the Compensation Committee, approves the annual salary, bonus, stock options and other benefits, direct and indirect, of the other senior executives of the Company, makes recommendations to the full Board with respect to incentive-compensation plans and equity-based plans and determines director and committee member/chair compensation for non-employee directors. The Compensation Committee also administers the Company’s equity and other incentive plans. The Compensation Committee met eight times during the 2005 fiscal year.

Director Compensation

During the 2005 fiscal year, each non-employee director of the Company was entitled to receive a fee of $500 plus travel expenses for each Board meeting attended. In December 2005, the Board approved an increase in annual director fees and, beginning in fiscal 2006, non-employee directors of the Company will receive an annual retainer of $15,000, which will be paid in shares of the Company, and additional cash retainer payments of $2,000 per quarter. The Chairman of the Board and the chairs of the Audit Committee and the Compensation Committee will each receive an additional cash payment of $500 per quarter. Directors are also eligible for participation in the Company’s 2005 Employee and Director Equity Incentive Plan.

Communications between Shareholders and the Board of Directors

Given the relatively small size of the Company and its Board of Directors, the relatively small number of record holders of the Company’s shares, and the Board’s consistent practice of being open to receiving direct communications from shareholders, the Company believes that it is not necessary to implement a formal process for shareholders to send communication to the Board. The Company’s practice is to forward any communication addressed to the Board of Directors or to individual directors to the members of the Board or the specified directors. As a result, the Company does not have a formal process for shareholders to send communications to the board of directors.

Code of Business Conduct and Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees. A copy of this Code was attached to the Proxy Statement for the Company’s 2004 Annual Meeting of Shareholders, and is also filed as an exhibit to the Company’s reports filed with the SEC.

Director Attendance at Annual Meetings

The Company does not have a formal policy regarding board members’ attendance at annual meetings of shareholders, although all directors are encouraged to attend. All of the directors attended the 2005 Annual Meeting of Shareholders.

EXECUTIVE OFFICERS AND COMPENSATION INFORMATION

The following information describes the business experience during the past five years of the Named Executive Officers and other significant employees of the Company, other than Mr. Dillon whose experience is described above under the heading “PROPOSAL 1—ELECTION OF DIRECTORS.” Each Named Executive Officer and significant employee devotes his full time efforts to the affairs of the Company, and each officer is

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elected annually to serve until his successor is elected and qualified, or until he resigns or is removed by the Board. There are no arrangements or understandings between the persons named below and any other person pursuant to which such officers were elected.

Named Executive Officer

James F. Laird, Jr., age 49, was appointed as Chief Financial Officer and Treasurer of the Company on December 31, 2001. In December 2001, Mr. Laird was elected President of Diamond Hill Funds and on January 1, 2003, he was appointed as Secretary of the Company. In his capacity with the Company, Mr. Laird oversees all financial and corporate aspects of the Company. Prior to joining the Company, Mr. Laird was Senior Vice President of Villanova Capital, a subsidiary of Nationwide Financial Services, Inc., from 1999-2001. He was Vice President and General Manager from 1995-1999, and Treasurer form 1987-1994, of Nationwide Advisory Services, Inc. Mr. Laird was also Vice President of Cranston Securities from 1986-1987 and worked for KPMG Peat Marwick from 1980-1986. Mr. Laird received his B.S.B.A. in accounting from The Ohio State University. He is also a Certified Public Accountant (inactive) and a member of the American Institute of Certified Public Accountants. In addition, he holds several NASD licenses including Series 7, 24, and 63.

Significant Employees

Charles S. Bath, age 51, was hired as the Managing Director of Equities for Diamond Hill Capital Management, Inc., a wholly-owned subsidiary of the Company, in September 2002. Mr. Bath was a senior portfolio manager for Gartmore Global Investments, a global investment firm affiliated with Nationwide Insurance, from 1985 to September 2002, where he managed the Gartmore Total Return Fund. Mr. Bath was first employed by Nationwide Insurance as an investment professional in 1982. He received his B.S. degree in Accounting from Miami University, an M.B.A. from The Ohio State University and holds the Chartered Financial Analyst designation.

Kent K. Rinker, age 57, was hired as the Managing Director of Fixed Income for Diamond Hill Capital Management, Inc., a wholly-owned subsidiary of the Company, in May 2002. From 1999 to 2002, Mr. Rinker was a consultant and managed private investments. From 1997 to 1999, Mr. Rinker served as the Fiduciary Representative to the Ohio Attorney General on five Ohio public pension plans with assets totaling $120 billion. From 1990 to 1997, Mr. Rinker served as Investment Broker for Laidlaw and Co. From 1981-1990, Mr. Rinker was the founding partner, and served as the Manager of Fixed Income Sales and Trading for Meuse, Rinker, Chapman, Endres & Brooks. He received his Masters degree in Finance from The Ohio State University, and a B.A. degree in Economics from Ohio Wesleyan University.

Summary Compensation Table

The following table sets forth the compensation paid or payable by the Company during the calendar years ended December 31, 2005, 2004, and 2003, to the Company’s Named Executive Officers. The Company has no other executive officers.

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	All Other ($)(1)
R. H. Dillon	2005	200,000	330,000	562,000	20,000	24,000
President and Chief Executive Officer	2004	150,000	40,000	—	—	13,500
	2003	150,000	—	—	—	13,500

James F. Laird	2005	165,750	120,000	70,250	2,500	19,890
Secretary, Treasurer and Chief Financial	2004	156,750	—	—	—	14,108
Officer	2003	147,750	—	—	—	13,928

(1)	Consists of the value of matching contributions to the person’s 401(k) account in the form of Company shares, based on the market price of the Company’s common shares on the date of contribution.

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Grants of Options/Stock Appreciation Rights

The following table sets forth information regarding all stock option grants to each of the Named Executive Officers during the year ended December 31, 2005:

	Option/SAR Grants in Last Fiscal Year
Name	Number of Securities Underlying Unexercised Options At Fiscal Year End (#)		Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/sh)	Expiration date
R. H. Dillon	20,000	(1)	27.9%	$28.10	12/20/2010
James F. Laird	2,500	(1)	3.5%	$28.10	12/20/2010

(1)	The options granted were immediately fully vested and exercisable.

2005 Aggregated Option Exercises and Option Values

The following table sets forth the value of stock options held by each of the Named Executive Officers as of the end of fiscal 2005. Neither named Executive Officer exercised stock options during 2005.

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options At Fiscal Year End (#)		Value of Unexercised In The-Money Options At Fiscal Year End ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
R. H. Dillon	—	—	220,000	—	4,724,000	—
James F. Laird	—	—	52,500	10,000	1,310,500	260,500

(1)	Value is based on the closing price of the Company’s shares on the NASDAQ Capital Market. On December 30, 2005, which was $31.30 per share.

Employment Agreements and Change In Control Benefits

In May 2000, the Company entered into an employment agreement with Mr. Dillon, the Company’s President and Chief Executive Officer. The agreement provides for an annual salary of $150,000 plus a bonus in the form of cash, stock or other equity in the discretion of the Board of Directors. On December 20, 2005, the Board of Directors approved an increase in Mr. Dillon’s annual salary to $250,000, effective January 1, 2006, and awarded him a performance bonus for fiscal 2005 of $330,000 in cash. The agreement further provides that Mr. Dillon will receive the same benefits and employment privileges as are afforded to other executive employees. If the Company terminates Mr. Dillon’s employment without cause, he is entitled to a severance payment equal to one year’s then current base salary. If the Company terminates Mr. Dillon’s employment without cause within twenty-four months of a change in control, he is entitled to a lump sum payment equal to his aggregate compensation plus bonus for the most recently completed fiscal year, a reduction in the duration of his non-competition covenant from one year to six months, continuation of family medical coverage for one year after the date of termination (subject to Mr. Dillon being covered by a medical plan of a subsequent employer) and accelerated vesting of all qualified stock options or warrants held by him at the time of termination. The current expiration date of the agreement is May 11, 2006, although the agreement provides for automatic renewals for successive one-year periods unless either party gives 60 days’ prior notice of non-renewal. Under the automatic renewal provision of the agreement, a notice of non-renewal would have been required to have been given by March 11, 2006. The Company and Mr. Dillon are currently actively negotiating a new employment agreement and, to allow them to focus on negotiating the terms of the new agreement, on March 10, 2006, they entered into a letter agreement reducing the required prior notice from 60 days to 15 days.

In July 2001, the Company entered into an employment agreement with Mr. Laird, the Chief Financial Officer, Secretary and Treasurer of the Company, which, unless otherwise terminated, automatically renews for a one-year period. The current expiration date of this agreement is July 17, 2006, and the Company and Mr. Laird

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are currently actively negotiating the terms of a new employment agreement. On December 20, 2005, the Board of Directors approved an increase in Mr. Laird’s annual salary to $180,000. The agreement also provides for those benefits as are afforded to other executive employees. If the Company terminates Mr. Laird’s employment without cause, or if Mr. Laird resigns his employment for specified reasons (including a change in control), he is entitled to a severance payment equal to one year’s salary, reduced by the amount of any employment compensation earned by him elsewhere on or after the beginning of the sixth calendar month following the effective date of the termination or resignation.

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PROPOSAL 2—APPROVAL AND ADOPTION OF

THE DIAMOND HILL INVESTMENT GROUP, INC.

2006 PERFORMANCE-BASED COMPENSATION PLAN

Upon recommendation by the Compensation Committee, on March 31, 2006, the Board of Directors adopted the Diamond Hill Investment Group, Inc. 2006 Performance-Based Compensation Plan (the “2006 Plan”), subject to approval by the Company’s shareholders. The following summary of the material provisions of the 2006 Plan is qualified in its entirety by reference to the specific provisions of the 2006 Plan, the full text of which is attached to this Proxy Statement as Appendix I. All capitalized terms which are not defined in this summary are defined in the 2006 Plan.

Purpose

The purpose of the 2006 Plan is to foster and promote the Company’s long-term financial success and to increase shareholder value by:

•	providing participants an opportunity to earn incentive compensation if specified objectives are met;

•	enabling the Company to attract and retain the services of outstanding persons upon whose judgment, interest and dedication the successful conduct of the Company’s business is largely dependent; and

•	maximizing the deduction of compensation paid to participants.

The 2006 Plan provides for the award of performance-based compensation to participants. Pursuant to the 2006 Plan, a participant must satisfy specified Performance Criteria over the course of a Performance Cycle in order to receive performance-based compensation.

The 2006 Plan is designed to take into account Section 162(m) of the Internal Revenue Code of 1986, as amended (“Section 162(m)”). Section 162(m) governs the corporate tax deductibility of annual compensation exceeding $1.0 million paid to the chief executive officer and the four other most highly compensated executive officers of a public company. However, certain types of compensation such as performance-based compensation, are not subject to the $1.0 deduction limit under Section 162(m). The 2006 Plan is being submitted to the shareholders for approval in an effort to ensure that the compensation payable under the 2006 Plan will be deductible as performance-based compensation. By approving the 2006 Plan, the shareholders will also be approving, among other things, the performance measures, eligibility requirements and limits on the awards that may be made pursuant to the 2006 Plan.

Administration

The 2006 Plan will be administered by the Compensation Committee of the Company’s Board of Directors. The Compensation Committee must be comprised of at least three members, each of whom must be an “outside director” within the meaning of Section 162(m) and a “non-employee director” as defined by SEC Rule 16b-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended. No member of the Compensation Committee may receive remuneration from the Company or any Affiliate, other than compensation for services rendered as a director or except as permitted under applicable regulations promulgated under the Internal Revenue Code of 1986, as amended (the “Code”).

The Compensation Committee has the authority to:

•	prescribe, amend and rescind rules and regulations relating to the 2006 Plan;

•	provide for conditions deemed necessary or advisable to protect the interests of the Company; and

•	interpret the 2006 Plan and supply any missing terms needed to administer the 2006 Plan.

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The Compensation Committee also has the authority to determine the Performance Cycle, the amount of performance-based compensation that may be awarded to a participant for any Performance Cycle (up to the limit specified in the 2006 Plan), and the Performance Criteria that the participant must satisfy in order to receive any performance-based compensation under the 2006 Plan for any Performance Cycle.

Term

The 2006 Plan will be effective as of March 31, 2006, subject to approval by the shareholders. The 2006 Plan will expire no later than the first annual meeting of the Company’s shareholders that occurs in 2011.

Eligibility

Only those employees designated by the Compensation Committee are eligible to participate in the 2006 Plan. It is anticipated that R.H. Dillon, President and Chief Executive Officer of the Company, and James F. Laird, Chief Financial Officer, Treasurer and Secretary of the Company, will be the only employees who will participate in the 2006 Plan during the 2006 fiscal year.

The Compensation Committee will send each employee selected to participate in the 2006 Plan a Participation Agreement specifying the Performance Criteria that must be met if the employee is to receive an amount at the end of a Performance Cycle and the basis on which that amount will be calculated. If the employee fails to return the Participation Agreement within 60 days, the employee will not be eligible to receive any performance-based compensation under the 2006 Plan for the applicable Performance Cycle.

Nothing in the 2006 Plan interferes with or limits the right of the Company or any of its subsidiaries to terminate a participant’s employment at any time, and the 2006 Plan does not grant any participant a right of continued employment with the Company or its subsidiaries.

Performance Criteria

The Compensation Committee is responsible for establishing for each participant (1) the Performance Cycle; (2) the amount that each participant will receive if applicable Performance Criteria are met during the Performance Cycle; and (3) the Performance Criteria that will be applied to determine the amount payable under the 2006 Plan. The Performance Criteria must be established for each participant no more than 90 days after the beginning of the applicable Performance Cycle or the expiration of 25% of the applicable Performance Cycle, whichever is earlier. The Compensation Committee may apply different Performance Criteria to individual participants or groups of participants. Performance Criteria may be based on the results achieved by the Company and its Affiliates as a whole, separately by the Company or any of its Affiliates, or any combination of segments or divisions of the Company and its Affiliates.

The amount payable under the 2006 Plan may be stated as a specific dollar amount, a percentage of an aggregate amount allocable to all or specified groups of participants or in some other manner that can be objectively determined. The amount payable may also be stated as a target bonus if applicable Performance Criteria are met and in larger or smaller amounts if applicable Performance Criteria are exceeded or partially met.

The Performance Criteria to be applied to determine the amount due to a participant under the 2006 Plan for any Performance Cycle will be based upon (or derived from) one ore more of the following factors, as selected by the Compensation Committee:

•	operating profit margins;

•	earnings per share;

•	net income;

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•	investment performance of the Company’s investment strategies;

•	operating income;

•	intrinsic value of the Company;

•	return on equity;

•	return on sales; and

•	revenue.

At the end of each Performance Cycle, the Compensation Committee will certify the extent to which each participant has or has not met his or her Performance Criteria and the amount (if any) due to each participant.

A participant’s receipt of a distribution for any Performance Cycle does not guarantee that the participant will receive a similar (or any) amount for any subsequent Performance Cycle. Also, the establishment of Performance Criteria for any Performance Cycle does not guarantee that identical or similar Performance Criteria will be established by the Compensation Committee for any subsequent Performance Cycle.

The Compensation Committee will make appropriate adjustments to reflect the effect on any Performance Criteria of any stock dividend or stock split, recapitalization, merger, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of shares or similar corporate change.

Limitations on Payments

No participant may receive more than $5.0 million in performance-based compensation under the 2006 Plan during any calendar year. The Compensation Committee may reduce any amount otherwise payable to a participant for any reason (or not reason), even if the reduction is made during or after a Performance Cycle. Additionally, any amount due to a participant under the 2006 Plan will be reduced (1) to the extent required to comply with any applicable law or regulation affecting its payment or (2) at the discretion of the Compensation Committee, to discharge any liability owed to the Company by the participant.

Form and Time of Payments

Generally, the Company will distribute all amounts payable under the 2006 Plan in a lump sum no later than the 15th day of the third month beginning after the end of the Company’s fiscal year during which (or with which) the applicable Performance Cycle ends (the “Payment Date”). The distribution will be made in cash or in common shares of the Company as specified in the Participation Agreement. Any common shares earned by a participant under the 2006 Plan will be issued as “Stock Grants” under the Diamond Hill Investment Group, Inc. 2005 Employee and Director Equity Incentive Plan or any successor plan. Before distributing any amount under the 2006 Plan, the Company will withhold an amount sufficient to satisfy all applicable federal, state and local income and employment tax withholding requirements.

Retirement, Death or Disability During Performance Cycle

Subject to any contrary agreement between a participant and the Company, a participant who Retires, dies or becomes Disabled:

•	during a Performance Cycle will receive a prorated distribution at the end of the Performance Cycle which he or she Retired, died or became Disabled;

•	after the end of a Performance Cycle but before the Payment Date, will receive the full amount payable to the participant on the Payment Date.

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Other Termination of Employment

Subject to any contrary agreement between a participant and the Company, a participant who terminates employment for any reason other than Retirement, death or Disability before the end of a Performance Cycle or after the end of a Performance Cycle but before the Payment Date, will forfeit all right to receive any amount under the 2006 Plan other than amounts due on account of any Performance Cycle that ended before his or her termination.

Change in Control

Subject to any contrary agreement between a participant and the Company (including a Participation Agreement), within 60 days after the completion of a Change in Control of the Company, the Company will distribute to each participant a prorated portion (based on the number of months elapsed during the Performance Cycle prior to the Change in Control) of the maximum amount that could have been earned for the Performance Cycle during which the Change in Control occurs. These payments will be made whether or not the Performance Criteria for that Performance Cycle have been met and whether or not the pending Performance Cycle has been completed.

However, if the sum of all payments made to a participant upon a Change in Control under the 2006 Plan and under all other plans, programs or agreements between the participant and the Company and any subsidiary generate a loss of deduction or an excise tax under the Code, the Company will reduce the amounts paid to the participant under the 2006 Plan so that his or her total “parachute payment” under the 2006 Plan and all other plans, programs or agreements between the participant and the Company or any subsidiary will be $1.00 less than the amount that would generate a loss of deduction and an excise tax under the Code.

Noncompetition

In order to participate in the 2006 Plan, each participant must agree that for a period of one year following the participant’s termination of employment with the Company and its Affiliates (or any other period specified in another agreement between the participant and the Company), he or she will not:

•	own, manage, control or participate in the ownership, management or control of, be an employee, officer, director, consultant or independent contractor of, or otherwise be affiliated or associated with any business entity which is a registered investment adviser;

•	employ, assist in employing or otherwise associate in the business of providing investment advice, with any present or former employee, officer or agent of the Company or its Affiliates; or

•	induce any person who is an employee, officer or agent of the Company or its Affiliates to terminate his or her employment.

Amendment, Modification and Termination

The Board of Directors or the Compensation Committee may terminate, suspend or amend the 2006 Plan at any time without shareholder approval except to the extent shareholder approval is required to satisfy the applicable requirements imposed by the Code or any securities exchange or electronic quotation system on which the Company’s securities are listed or quoted. Also, no plan amendment may (1) result in the loss of a Compensation Committee member’s status as a “non-employee director” as defined by SEC Rule 16b-3 or any successor rule or regulation; or (2) without the consent of the affected participant, adversely affect his or her ability to earn any amount for which Performance Criteria were established before the amendment, modification or termination of the 2006 Plan. However, no provision of the 2006 Plan will restrict the Company’s ability to amend the 2006 Plan or any Participation Agreement without any additional consideration to affected participants to the extent necessary to avoid penalties arising under Section 409A of the Code, even if those amendments reduce, restrict, or eliminate rights previously granted under the 2006 Plan or any Participation Agreement.

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Indemnification

The Company will indemnify each member of the Board of Directors and the Compensation Committee from and against any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with any claim, action, suit or proceeding to which he or she may be made a party or otherwise become involved by reason of any action taken or failure to act under the 2006 Plan.

Dispute Resolution

The 2006 Plan will be governed by Ohio law. Any dispute or claim arising out of the 2006 Plan will be settled by binding arbitration. If the Company refuses or fails to make a payment to a participant when due, and it is ultimately decided that the participant is entitled to the payment, the Company will pay interest on the payment for the period during which the payment was delayed.

New Plan Benefits

The exact amount of the benefits or amounts, if any, that will be allocated to or received by the Company’s eligible officers under the 2006 Plan is, within limits specified in the 2006 Plan, at the discretion of the Compensation Committee and dependent upon the future performance of the Company, and therefore cannot be determined at this time. However, the annual cash bonuses paid to the executive officers of the Company for the 2005 fiscal year and for the two prior fiscal years are set forth in the bonus column of the Summary Compensation Table of this proxy statement. In addition, information concerning the total number of common shares subject to options, warrants and rights issued by the Company pursuant to its equity compensation plans, and the number of common shares remaining available for issuance pursuant to those plans, is set forth below in the table titled “Securities Authorized for Issuance Under Equity Compensation Plans.”

Recommendation of the Board

The affirmative vote of a majority of the votes cast at the Annual Meeting is required to approve and adopt the 2006 Plan. The Board of Directors recommends that shareholders vote FOR the approval and adoption of the 2006 Plan.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2005 with respect to the number of outstanding options and warrants granted to employees and directors, as well as the number of shares remaining available for future issuance under the Company’s existing equity compensation plans, including both shareholder approved and non-shareholder approved plans.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)(2)	362,402	$16.84	356,000
Equity compensation plans not approved by security holders(3)	200,000	8.00	—

Total	562,402	$13.70	356,000

(1)

Consists of the 1993 Non-Qualified and Incentive Stock Option Plan and Agreements for Restricted Stock and Restricted Stock Units for an aggregate of 75,000 shares of restricted stock as approved by the

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shareholders at the 2004 Annual Meeting of Shareholders and the 2005 Employee and Directors Equity Incentive Plan as approved by the shareholders at the 2005 Annual Meeting of Shareholders.
(2)	The 1993 Stock Option Plan expired by its terms in November 2003, and no future grants may be made under such plan.
(3)	Consists of a warrant to purchase shares of current stock of the Company issued to R. H. Dillon, Jr. on May 11, 2000. The warrant originally granted Mr. Dillon the right to purchase 1,000,000 shares of common stock at a purchase price of $1.60 per share, which terms were automatically adjusted as a result of the 1 for 5 reverse stock split in September 2001, resulting in Mr. Dillon having the right to purchase 200,000 shares of common stock at $8.00 per share.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires executive officers and directors of the Company, and persons who beneficially own more than ten percent of the Company’s securities, to file with the SEC initial reports of ownership on Form 3 and reports of changes in ownership on Form 4 or Form 5. Executive officers, directors and persons who beneficially own more than ten percent of the Company’s securities are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. Based solely upon a review of Forms 3, 4 and 5 furnished to the Company and a statement by these persons that no other Section 16(a) reports were required to be filed by them, other than Mr. Shackelford’s late Form 3, the Company believes that there were no reports filed late during the year ended December 31, 2005, except that Mr. Shackelford inadvertently failed to timely file a Form 3 upon his appointment to the Board on May 12, 2005. This Form 3 was filed on February 28, 2006.

AUDIT COMMITTEE MATTERS

Report of the Audit Committee for the Year Ended December 31, 2005

The Audit Committee in 2005 was comprised of three (3) independent directors operating under a written charter adopted by the Board of Directors. Annually, the Audit Committee engages the Company’s independent auditors. Plante & Moran, PLLC (“Plante & Moran”) served as the Company’s independent registered public accounting firm for the year ended December 31, 2005.

Management is responsible for designing and maintaining the Company’s systems of internal controls and financial reporting processes. The Company’s independent registered public accounting firm is responsible for performing an audit of the Company’s consolidated financial statements in accordance with generally accepted auditing standards and issuing its report thereon. The Audit Committee’s responsibility is to provide independent, objective oversight of these processes.

Pursuant to this responsibility, the Audit Committee met with management and throughout the year. The Audit Committee reviewed the audit plan and scope with Plante & Moran and discussed with them the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee also met with Plante & Moran, without management present, to discuss the results of their audit work, their evaluation of the Company’s system of internal controls and the quality of the Company’s financial reporting.

In addition, the Audit Committee has discussed with Plante & Moran their independence from the Company and its management, including the matters in written disclosures and letters to the Company from Plante & Moran required by the Independence Standards Board Standard No.1 (Independence Discussions with Audit Committees).

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Management has represented to the Audit Committee that the Company’s consolidated financial statements for the year ended December 31, 2005, were prepared in accordance with generally accepted accounting principles, and the Audit Committee reviewed and discussed the audited consolidated financial statements with management and Plante & Moran. Based on the Audit Committee’s discussions with management and Plante & Moran and review of Plante & Moran’s report to the Audit Committee, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005, filed with the SEC.

Submitted by the Audit Committee of the Board of Directors of the Company:

David P. Lauer, Chairman

Dr. James G. Mathias

Diane D. Reynolds

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Resignation of Former Auditor and Engagement of New Auditor

On August 11, 2005, BKR Longanbach Giusti, LLC (“BKR”) informed the Audit Committee that it would resign as the Company’s independent registered public accounting firm effective August 12, 2005, following the completion of their review of the Company’s financial statements to be included in the Company’s Quarterly Report on Form 10-QSB for the three months ended June 30, 2005. BKR resigned due to its intention to withdraw its registration from the Public Company Accounting Oversight Board (“PCAOB”) due to a pending merger of their firm with another firm.

BKR’s reports on the Company’s financial statements for the fiscal years ended December 31, 2003 and 2004 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle. Further, during the fiscal years ended December 31, 2003 and 2004 and through August 12, 2005, there were no disagreements with BKR on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BKR would have caused such firm to make reference thereto in connection with its reports on the Company’s financial statements for such years. During the two most recent fiscal years and through August 12, 2005, there were no reportable events as defined in Regulation S-K Item 304(a)(1)(v).

On November 2, 2005, the Audit Committee of the Board of Directors engaged Plante & Moran as the Company’s independent registered public accounting firm. During the Company’s fiscal years ended December 31, 2004 and 2003, and during the subsequent interim periods preceding the resignation of BKR, the Company had not consulted with Plante & Moran regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or (ii) any matter that was either the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Selection of Auditor for 2006

The Audit Committee has selected Plante & Moran as the Company’s independent registered public accounting firm for the 2006 fiscal year and to audit the Company’s financial statements for the year ended December 31, 2005. A representative of Plante & Moran is expected to be present at the Annual Meeting to respond to appropriate questions and to make such statements as he or she may desire.

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Fees of Independent Registered Public Accounting Firms

For the years ended December 31, 2005 and 2004, the following fees were billed to the Company by Plante & Moran:

	Year Ended 12/31/2005	Year Ended 12/31/2004
Audit fees(1)	$28,250	$—
Audit-related fees	—	—
Tax fees(2)	10,125	—
All other fees	—	—

Total Plante & Moran fees	$38,375	$—

(1)	The audit fees for the years ended December 31, 2005 and 2004, respectively, were for professional services rendered for the audit of the Company’s annual financial statements, reviews of the Company’s quarterly financial statements, issuance of consents, and assistance with review of other documents filed with the SEC.
(2)	The tax fees for the years ended December 31, 2005 and 2004, respectively, were for services related to tax compliance, tax advice and tax planning including the preparation of tax returns and assistance with tax audits.

For the years ended December 31, 2005 and 2004, the following fees were billed to the Company by BKR:

	Year Ended 12/31/2005	Year Ended 12/31/2004
Audit fees(1)	$2,800	$27,700
Audit-related fees(2)	1,120	—
Tax fees(3)	100	5,500
All other fees	—	—

Total BKR fees	$4,020	$33,200

(1)	The audit fees for the years ended December 31, 2005 and 2004, respectively, were for professional services rendered for the audit of the Company’s annual financial statements, reviews of the Company’s quarterly financial statements, issuance of consents, and assistance with review of other documents filed with the SEC.
(2)	The audit related fees for the year ended December 31, 2005, were for assurance and related services that are reasonably related to the performance of the audit of the Company’s annual financial statements and reviews of the Company’s quarterly financial statements, including fees for accounting research.
(3)	The tax fees for the years ended December 31, 2005 and 2004, respectively, were for services related to tax compliance, tax advice and tax planning, including the preparation of tax returns and assistance with tax audits.

It is the Audit Committee’s policy to pre-approve the services of the Company’s independent registered public accounting firm and present that approval to the Board of Directors. For the years ended December 31, 2005 and 2004, 100% of such services were pre-approved by the Audit Committee.

SHAREHOLDER PROPOSALS FOR 2007 ANNUAL MEETING

Shareholders are entitled to submit proposals on matters appropriate for shareholder action consistent with SEC regulations and the Company’s Code of Regulations. Should a shareholder wish to have a proposal appear in the Company’s Proxy Statement for next year’s annual meeting, under of the SEC rules, the proposal must be received by the Secretary of the Company on or before December 8, 2006, and must otherwise comply with the

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requirements of Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at next year’s annual meeting but does not intend to seek the inclusion of such proposal in the Company’s Proxy Statement, such proposal must be received by the Company prior to February 21, 2007, or the Company’s management proxies will be entitled to use their discretion voting authority should such proposal be raised without any discussion of the matter in the Proxy Statement. The Company’s current address is 375 North Front Street, Suite 300, Columbus, Ohio 43215. However, effective June 1, 2006, the Company’s address will change to 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has implemented rules regarding the delivery of proxy materials (i.e., annual reports, proxy statements, proxy statements combined with a prospectus or any information statements provided to shareholders) to households. This method of delivery, often referred to as “householding,” would generally permit the Company to send a single annual report and a single proxy statement to any household at which two or more different shareholders reside if the Company believes such shareholders share the same address, unless the shareholder(s) have opted out of the householding process. Each shareholder would continue to receive a separate notice of any meeting of shareholders and proxy card. The householding procedure reduces the volume of duplicate information you receive and reduces the Company’s expenses. The Company has instituted householding. If (i) you wish to receive a separate annual reports or proxy statements, either this year or in the future, or (ii) if members of your household receive multiple copies of our annual report and proxy statement and you wish to request householding, you may contact our transfer agent, Continental Stock Transfer & Trust Company at 17 Battery Place, New York, New York 10004, or write to Mr. James Laird at the Company’s current address at 375 North Front Street, Suite 300, Columbus, Ohio 43215 or, after June 1, 2006, at the Company’s new address at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

In addition, many brokerage firms and other holders of record have instituted householding. If your family has one or more “street name” accounts under which shares of the Company are beneficially owned, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this Proxy Statement or our Annual Report on Form 10-KSB for the 2005 fiscal year or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding. These options are available to you at any time.

OTHER BUSINESS

The Board of Directors knows of no other business to be acted upon at the Annual Meeting. However, if any other business properly comes before the Annual Meeting, it is the intention of the persons named in the enclosed Proxy to vote on such matters in accordance with their best judgment.

The prompt completion, execution, and delivery of your proxy card or your submission of voting instructions electronically over the Internet or by telephone will be appreciated. Whether or not you expect to attend the Annual Meeting, please complete and sign the Proxy and return it in the enclosed envelope, or vote your proxy electronically via the Internet or telephonically.

By order of the Board of Directors

/s/ James F. Laird

James F. Laird

Secretary

April 7, 2006

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APPENDIX A

DIAMOND HILL INVESTMENT GROUP, INC.

2006 PERFORMANCE-BASED COMPENSATION PLAN

l. Purpose. This Plan is established effective March 31, 2006 (“Effective Date”) to foster and promote the Company’s long-term financial success and to increase shareholder value (i) by providing Participants an opportunity to earn incentive compensation if specified objectives are met, (ii) by enabling the Company to attract and retain the services of outstanding persons upon whose judgment, interest and dedication the successful conduct of the Company’s business is largely dependent and (iii) by maximizing the deduction of compensation paid to Participants.

2. Definitions. When used in this Plan, the following words, terms and phrases will have the meanings given to them in this section unless another meaning is expressly provided elsewhere in this document. When applying these definitions, the form of any word, term or phrase will include any of its other forms.

(a)	“Act” The Securities Exchange Act of 1934, as amended.

(b)	“Affiliate” Any entity related to the Company through application of rules prescribed under Treas. Reg. §1.162-27(c)(1)(ii).

(c)	“Board” The Company’s Board of Directors or similar governing body.

(d)	“Code” The Internal Revenue Code of 1986, as amended.

(e)	“Change in Control” The occurrence of any of the following events:

(1)	Any “person” [as used in Act §§13(d) and 14(d)] becomes the “beneficial owner” (as defined in Rule 13d-3 under the Act), directly or indirectly, of Company securities representing 50 percent or more of the total voting power represented by the Company’s then outstanding voting securities;

(2)	The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(3)	A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors; or

(4)	The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to the merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any entity related through common control to the surviving entity) at least 50 percent of the total voting power represented by the voting securities of the Company, the surviving entity or any entity related through common control to the surviving entity outstanding immediately after such merger or consolidation.

(f)	“Committee” The Board’s Compensation Committee which also constitutes a “compensation committee” within the meaning of Treas. Reg. §1.162-27(c)(4). The Committee will be comprised of at least three persons (i) each of whom is (A) an outside director, as defined in Treas. Reg. §1.162-27(e)(3)(i) and (B) a “non-employee” director within the meaning of Rule 16b-3 under the Act and (ii) none of whom may receive remuneration from the Company or any Affiliate in any capacity other than as a director, except as permitted under Treas. Reg. §1.162-27(e)(3)(ii).

(g)	“Company” Diamond Hill Investment Group, Inc., an Ohio corporation, and any successor to it.

(h)

“Disability” A Participant’s inability due to illness, accident or otherwise to perform his duties for the period of time during which benefits are payable to the Participant under the Company’s Short-Term

Disability Plan, as determined by an independent physician selected by the Committee and reasonably acceptable to the Participant (or to his or her legal representative).

(i)	“Employee” Any person employed by the Company or any Affiliate, with the status of employment determined based upon such factors as are deemed appropriate by the Committee in its discretion, subject to any requirements of the Code. Neither service solely as a Board member nor payment of fees for services as a Board Member will be sufficient to constitute “employment” by the Company.

(j)	“Incumbent Director” Any persons who either (i) are members of the Board as of the Effective Date or (ii) are elected or nominated for election to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of that election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of persons to the Board).

(k)	“Participant” Any Employee who has met the requirements described in Section 3.00.

(l)	“Participation Agreement” The form that the Committee and each Participant must complete within the period described in Section 3.02.

(m)	“Payment Date” The date the Committee establishes for the payment of any amount due under this Plan. The Payment Date may be no later than the 15th day of the third month beginning after the end of the calendar year or the Company’s fiscal year (whichever is later) during which or with which the applicable Performance Cycle ends.

(n)	“Performance Criteria” The business criteria listed in Section 4.01[2].

(o)	“Performance Cycle” The period over which the Committee will apply the Performance Criteria to establish the amount (if any) payable under this Plan to each Participant. No Performance Cycle may be shorter than a full calendar quarter.

(p)	“Plan” The Diamond Hill Investment Group, Inc. 2006 Performance-Based Compensation Plan.

(q)	“Retirement” Termination of a Participant’s employment at or after age 60.

(r)	“Stock” The common shares, without par value, of the Company.

3. Participation

(a)	Designation of Participants. Subject to Section 3.02, the Committee may designate any Employee to participate in this Plan. The Committee will send each Participant a Participation Agreement specifying (i) the Performance Criteria that must be met if he or she is to receive an amount at the end of the Performance Cycle and (ii) the basis on which that amount will be calculated. However, preparing and sending a Participation Agreement under this section and signing and returning a Participation Agreement as required under Section 3.02 need not be completed within the period described in Section 4.01[5].

(b)	Retroactive Loss of Eligibility. Any Employee who has been designated as a Participant must complete and return a signed Participation Agreement to the Committee within 60 days after receiving that form from the Committee. If this is not done, the Employee will not be eligible to receive any amount under this Plan and his or her eligibility will be revoked retroactively as of the beginning of the applicable Performance Cycle.

4. Administration

(a)	Performance Criteria.

(i)	For each Performance Cycle, the Committee will (A) establish the amount that each Participant will receive if applicable Performance Criteria are met and (B) develop the Performance Criterion or Performance Criteria that will be applied to determine the amount payable under the Plan. The amount payable under the Plan may be stated as a specific dollar amount, a percentage (the sum of all of which may not be larger than 100 percent) of an aggregate amount allocable to all or specified groups of Participants or in any other objectively determinable manner. Also, (C) the amount payable may be stated as a target bonus due if applicable Performance Criteria or Performance Criterion are met and in larger or smaller increments if the Performance Criteria or Performance Criterion are exceeded or partially met and (D) the amount payable may not be increased solely due to another Participant’s termination of employment or eligibility during a Performance Cycle.

(ii)	The Performance Criteria to be applied to determine the amount due under the Plan will be based upon (or derived from) one or more of the following factors:

(a)	Operating profit margins;

(b)	Earnings per share (i.e., net Income divided by a weighted average number of shares of Stock outstanding and dilutive common equivalent shares deemed outstanding);

(c)	Net income;

(d)	Investment performance of the Company’s investment strategies;

(e)	Operating Income (i.e., income from operations excluding unusual items);

(f)	Calculation of the Company’s intrinsic value;

(g)	Return on equity (i.e., net income divided by average shareholders’ equity);

(h)	Return on sales (i.e., operating income before incentive compensation divided by revenue); and

(i)	Revenue (i.e., net sales).

(iii)	Different Performance Criteria may be applied to individual Participants or to groups of Participants and, as specified by the Committee, may be based on the results achieved (A) separately by the Company or any Affiliate, (B) any combination of the Company and one or more Affiliates or (C) any combination of segments, products or divisions of the Company and one or more Affiliates.

(iv)	The Committee will make appropriate adjustments to reflect the effect on any Performance Criteria of any Stock dividend or Stock split, recapitalization (including, without limitation, the payment of an extraordinary dividend), merger, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of shares or similar corporate change. This adjustment to the Performance Criteria will be made (A) to the extent the Performance Criteria are based on Stock, (B) as of the effective date of the event and (C) for the Performance Cycle in which the event occurs. Also, the Committee will make a similar adjustment to any portion of Performance Criteria that is not based on Stock but which is affected by an event having an effect similar to those just described.

(v)	Performance Criteria will be established before the outcome is substantially certain but in no event later than the earlier of:

(a)	90 days after the beginning of the applicable Performance Cycle; or

(b)	The expiration of 25 percent of the applicable Performance Cycle.

(b)

Certification. As of the end of each Performance Cycle, the Committee will certify the extent to which each Participant has or has not met his or her Performance Criteria and the amount (if any) due to each Participant. However, regardless of any other Plan provision, during any calendar year, no Participant may receive more than $5,000,000 through this Plan. Also, no amount will be paid under this Plan (and no substitute amount will be paid under any other arrangement) if the conditions imposed by the Committee have not been met.

(c)	Administration. The Committee is responsible for administering the Plan. In addition to the duties described elsewhere in this Plan, the Committee, by majority action, may (i) prescribe, amend and rescind rules and regulations relating to the Plan, (ii) provide for conditions deemed necessary or advisable to protect the interests of the Company and (iii) interpret the Plan and supply any missing terms needed to administer the Plan. Determinations, interpretations or other actions made or taken by the Committee under the provisions of this document will be final, binding and conclusive for all purposes and upon all persons.

(d)	Reduction. Regardless of any other provision of this Plan:

(i)	The amount due under the Plan will be reduced to the extent required to comply with any applicable law or regulation affecting its payment and may be reduced, at the Committee’s discretion, to discharge any liability owed to the Company by the Participant; and

(ii)	In its sole discretion and for any reason (or for no reason), the Committee may unilaterally reduce any amount otherwise due under this Plan even if that action occurs during the Performance Cycle or after the Performance Cycle has been completed.

5. Effect of Termination of Employment During Performance Cycle; Change in Control.

(a)	Effect of Termination of Employment During Performance Cycle for Reasons Other Than Retirement, Death or Disability. Except as provided in Section 5.02 and subject to any other Plan term, employment contract or other agreement between the Company and the Participant, a Participant who terminates employment before the end of a Performance Cycle or after the end of a Performance Cycle but before the Payment Date will forfeit all right to receive any amount under this Plan other than amounts due on account of any Performance Cycle that ended before his or her termination (e.g., if the Committee has not then valued or distributed amounts earned during a Performance Cycle that ended before the Participant terminated).

(b)	Effect of Retirement, Death or Disability During Performance Cycle. Subject to any other Plan term, employment contract or other agreement between the Company and the Participant, a Participant who Retires, dies or becomes:

(i)	After the end of a Performance Cycle but before the Payment Date, will be entitled to receive the full amount otherwise payable on the Payment Date.

(ii)	During a Performance Cycle, will receive a prorated distribution at the end of the Performance Cycle during which he or she Retired, died or became Disabled. The amount of this distribution will be calculated at the end of the Performance Cycle by applying the following procedure:

(a)	As of the end of the Performance Cycle during which the affected Participant Retired, died or became Disabled, the Committee will apply the Performance Criteria to measure the portion of the amount that otherwise would have been due to the Participant had he or she not terminated. This calculation will be made in the manner described in (and subject to) Section 4.00 and will be made as if the Retired, deceased or Disabled Participant had remained actively employed throughout the Performance Cycle.

(b)	The Committee then will multiply the amount produced under Section 5.02[2][a] by a fraction, the numerator of which is the number of whole calendar months during which the Retired, deceased or Disabled Participant was actively employed during the Performance Cycle and the denominator of which is the number of whole calendar months in the Performance Cycle.

(c)	Then, the Committee will direct the Company to distribute the amount calculated in the form and at the time described in Section 6.00 to, as appropriate, the Retired or Disabled Participant or to the beneficiary of the deceased Participant.

(c)	Effect of Change in Control. Unless otherwise specified in a separate agreement between the Company and the Participant (including the Participation Agreement):

(i)	Within 60 days after the completion of a Change in Control, the Company will distribute to each Participant the maximum amount that could have been earned for the Performance Cycle during which (or ending coincident with) the Change in Control occurs, multiplied by a fraction which is the number of whole months between the beginning of that Performance Cycle and the date of the Change in Control and the denominator of which is the number of whole months included in that Performance Cycle. This distribution will be made whether or not the Performance Criteria for that Performance Cycle have been met and whether or not the pending Performance Cycle has been completed.

(ii)	Subject to any other written agreement to the contrary between the Company and the Participant which implicitly or explicitly encompasses this Plan, if the sum of the payments described in this section and those provided under all other plans, programs or agreements between the Participant and the Company or any Subsidiary generate a loss of deduction under Code §280G or an excise tax under Code §4999, the Company will reduce the amounts paid to the Participant under this Plan so that his or her total “parachute payment” as defined in Code §280G(b)(2)(A) under this and any all other plans, programs or agreements between the Participant and the Company or Subsidiary will be $1.00 less than the amount that would generate a loss of deduction under Code §280G and an excise tax under Code §4999.

(d)	Noncompetition Covenant. As a condition of participating in this Plan, each Participant agrees that for a period of one year following his or her termination of employment with the Company and all Affiliates (or any other period specified in another written agreement between the Company and the Participant addressing a similar covenant), he or she will not:

(i)	Own, manage, control or participate in the ownership, management or control of, or be employed or engaged by or otherwise affiliated or associated as an employee, officer, director, consultant, independent contractor or otherwise with, any other corporation, limited liability company, partnership, proprietorship, firm, association, or other business entity which is a registered investment adviser; provided, however, that the ownership of not more than one percent of the stock of any publicly traded corporation shall not be deemed a violation of this covenant;

(ii)	Employ, assist in employing, or otherwise associate in the business of providing investment advice, with any present or former employee, officer or agent of the Company or any Affiliate; and

(iii)	Induce any person who is an employee, officer or agent of the Company or any Affiliate to terminate said relationship.

If a Participant breaches the covenant set forth in this section, the term of the covenant will be extended by the period of the duration of such breach and the covenant.

The restrictions on competition provided in this section may be enforced by the Company and/or any successor to the Company, by an action to recover payments made under this Plan, an action for injunction, and/or an action for damages. The provisions of this section constitute an essential element of this Plan, without which the Company would not have entered into this Plan or allowed the Participant to become a Participant. Notwithstanding any other remedy available to the Company at law or at equity, the Company and the Participant agree that the Company or any successor to the Company, will have the right, at any and all times, to seek injunctive relief in order to enforce the terms and conditions of this section.

If the scope of any restriction contained in this Paragraph 8 is too broad to permit enforcement of such restriction to its fullest extent, then such restriction will be enforced to the maximum extent permitted by law, and the Executive hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

6. Form and Time of Distribution. Subject to Section 8.04 and except as provided in Section 5.03, the amount determined by applying the procedures described in Sections 4.00 and 5.00 will be distributed in a lump sum no later than the Payment Date established by the Committee for that Performance Cycle. Also, no additional amount will be due on account of the period during the end of the applicable Performance Cycle and the payment date. The distribution will be made in cash or shares of Stock as specified in the Participation Agreement. Any shares of Stock earned under this Plan will be issued as “Stock Grants” through the Diamond Hill Investment Group, Inc. 2005 Employee and Director Equity Incentive Plan (subject to the terms and limitations imposed on Share Grants under that plan) or comparable forms of grant under any successor plan.

7. Amendment, Modification and Termination of Plan. The Board or the Committee may terminate, suspend or amend the Plan at any time without shareholder approval except to the extent that shareholder approval is required to satisfy applicable requirements imposed by (i) applicable requirements of the Code or (ii) any securities exchange or electronic quotation system on which the Company’s securities are listed or quoted. Also, no Plan amendment may (iii) result in the loss of a Committee member’s status as a “non-employee director” as defined in Rule 16b-3 under the Act, or any successor rule or regulation, with respect to any employee benefit plan of the Company or (iv) without the consent of the affected Participant adversely affect his or her ability to earn any amount for which Performance Criteria were established before the amendment, modification or termination of the Plan. Nothing in this section (or any other Plan provision) will restrict the Company’s right to amend the Plan and any Participation Agreement without any additional consideration to affected Participants to the extent necessary to avoid penalties arising under Code §409A, even if those amendments reduce, restrict or eliminate rights granted under the Plan or Participation Agreement (or both) before those amendments.

8. Miscellaneous.

(a)	Assignability. Except as provided in Section 8.02, no Participant may transfer, alienate, pledge, hypothecate, transfer or otherwise assign his or her rights to receive a distribution under the Plan to any other person and any attempt to do so will be void.

(b)	Beneficiary Designation. Each Participant may from time to time name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any amount under the Plan will be paid as provided in Section 5.02. Each designation must be made on a form acceptable to the Committee and will be effective only after it is delivered to the Committee. In the absence of any beneficiary designation, amounts remaining unpaid at the Participant’s death will be paid to the deceased Participant’s surviving spouse, if any, or otherwise to his or her estate. The Participant (and his or her beneficiary) and not the Company or the Committee is responsible for keeping the Committee apprised of the beneficiary’s address. Also, neither the Company nor the Committee is required to search for any beneficiary beyond sending a registered letter to the beneficiary at the latest address given to it by the Participant or beneficiary. Any amount otherwise payable to a beneficiary whom the Committee cannot locate at this address will be forfeited. However, if, within one year of the Participant’s death, the beneficiary files a claim and establishes that he or she is the deceased Participant’s beneficiary, the Committee will direct the Company to pay (and the Company will pay) any amount that was payable at the death of the Participant. However, no amount will be paid representing the time value of the delayed distribution. If this claim is not filed within one year of the Participant’s death, the amount will be forfeited irrevocably.

(c)	No Guarantee of Employment or Participation. Nothing in the Plan will interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant’s employment at any time, nor confer upon any Participant any right to continue in the employ of the Company or any Subsidiary. Also, (i) receipt of an amount for any Performance Cycle is no guarantee that a Participant will receive a similar (or any) amount for any subsequent Performance Cycle and (ii) establishment of Performance Criteria for any Performance Cycle is no guarantee that identical or similar criteria will be established for any subsequent Performance Cycle.

(d)	Tax Withholding. Before distributing any amount under the Plan, the Company will withhold an amount sufficient to satisfy federal, state and local income and employment tax withholding requirements imposed on the amount of any distribution under the Plan.

(e)	Indemnification. Each person who is or has been a member of the Committee or of the Board will be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be made a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such action, suit or proceeding against him or her, provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification is not exclusive and is independent of any other rights of indemnification to which such persons may be entitled under the Company’s Code of Regulations, by contract, as a matter of law or otherwise.

(f)	No Limitation on Compensation. Nothing in the Plan is to be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner not expressly authorized under this document.

(g)	Governing Law. The Plan, and all agreements under it, will be construed in accordance with and governed by the laws of the State of Ohio.

(h)	Resolution of Disputes.

(i)	Any controversy of claim arising out of, or relating to, this Plan will be settled by arbitration in the city of Columbus, Ohio, in accordance with the Rules of the American Arbitration Association, and judgement on the award rendered by the arbitrator or arbitrators may be entered in any court of competent jurisdiction.

(ii)	If the Company refuses or otherwise fails to make a payment when due and it is ultimately decided that the Participant is entitled to that payment, the payment will be increased to reflect an interest equivalent for the period of delay, compounded annually, equal to the prime or base lending rate used by The Huntington National Bank and in effect as of the date the payment was first due.

(iii)	The costs of arbitration will be borne solely by the person by which they are incurred.

(i)	Term of Plan. The Plan will be effective upon its adoption by the Committee, subject to approval by the Board and approval by the affirmative vote of the holders of a majority of the shares of voting stock present in person or represented by proxy at the first annual meeting of shareholders occurring after the Board approves the Plan. The Plan will expire no later than the first annual meeting of the Company’s shareholders that occurs in the fifth year following the year in which the Company’s shareholders approve this Plan.

United States Securities and Exchange Commission

Washington, D.C. 20549

Form 10-KSB

ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number 000-24498

DIAMOND HILL INVESTMENT GROUP, INC

(Name of small business issuer in its charter)

Ohio	65-0190407
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

375 North Front Street, Suite 300, Columbus, Ohio 43215
(Address of principal executive offices)

(Issuer’s telephone number)        614-255-3333

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Shares, no par value

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.  Yes  ☐  No  ☒

State issuer’s revenues for its most recent fiscal year $9,182,667

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked prices of such common equity, as of March 27, 2006 is $66,067,691

Portions of the issuer’s proxy statement for the 2006 annual meeting of shareholders are incorporated by reference into Part III of this annual report on Form 10-KSB. Such proxy statement will be filed within 120 days of the fiscal year covered by this annual report.

1,765,193 Common Shares outstanding as of March 27, 2006 (the latest practical date).

Transitional Small Business Disclosure Format (check one):  Yes  ☐  No  ☒

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

PART I

ITEM 1: Description of Business

General

Diamond Hill Investment Group, Inc. (the “Company”) was incorporated as a Florida corporation in April 1990 and in May 2002 merged into an Ohio corporation formed for the purpose of reincorporating in Ohio, where the Company’s principal place of business is located.

Diamond Hill Capital Management, Inc. (“DHCM”), an Ohio corporation, is a wholly owned subsidiary of the Company and a registered investment adviser. DHCM is the investment adviser to the Diamond Hill Funds (the “Funds”), a series of open-end mutual funds, Diamond Hill Investment Partners, L.P. (“DHIP”), a private investment partnership, and also offers advisory services to institutional and individual investors.

The Company operates primarily as a holding company with investment advisory services provided by DHCM. The Company maintains an investment portfolio, composed of the Funds and DHIP. References to the Company also include references to DHCM.

During 2004, the Company transitioned the all the operations and services of its broker-dealer subsidiary, Diamond Hill Securities (“DHS”) to third party broker-dealers and to DHCM. During the fourth quarter of 2004, DHS de-registered with the NASD and SEC as a broker-dealer and investment adviser. This transition had no material impact on the Company’s financial statements.

Assets Under Management

As of December 31, 2005, assets under management totaled $1,531,048,048, a 192% increase from December 31, 2004. The table below provides a summary of assets under management as of December 31, 2005 and 2004:

By Product ($millions)	12/31/2005	12/31/2004	% Change
Separately Managed Accounts	$513.0	$265.4	93%
Mutual Funds	907.4	237.6	282%
Private Investment Partnership	110.7	20.7	434%

Total Assets Under Management	$1,531.1	$523.7	192%

By Mandate ($millions)	12/31/2005	12/31/2004	% Change
Small Cap	$405.4	$82.8	390%
Small-Mid Cap	0.3	—	n.	m.
Large Cap	249.0	43.0	480%
Select (previously All-Cap)	186.3	125.0	49%
Long-Short	451.2	89.3	405%
Bank & Financial	19.9	24.6	-19%
Strategic Income	152.8	136.8	12%
Other Fixed Income	60.1	20.7	190%
Other	6.1	1.5	302%

Total Assets Under Management	$1,531.1	$523.7	192%

Investment Advisory Activities

Diamond Hill Capital Management

DHCM executes its investment strategies through fundamental research. Analysts evaluate a company’s prospects based upon its current business and financial position, future growth opportunities, and management capability and strategy. The intended result is a good estimate of “intrinsic value”. Intrinsic value is the present value of all future cash flows, which we estimate the investment will generate, discounted at a rate that reflects the required return for the investment given the estimated level of risk. In other words, it is the estimated price a minority shareholder should pay in order to achieve a satisfactory or “fair” return on the investment. The estimate of intrinsic value is then compared to the current market price to evaluate whether, in the opinion of DHCM, an attractive investment opportunity exists. A proprietary valuation model, which forecasts cash flows for five years including a “terminal value” (the expected stock price in five years), assists in many of these intrinsic value estimations. DHCM believes that although securities markets are competitive, pricing inefficiencies often exist allowing for attractive investment opportunities. Furthermore, DHCM believes that investing in securities whose market prices are significantly below DHCM’s estimate of intrinsic value (or selling short securities whose market prices are above intrinsic value) is a reliable method to achieve above average returns as well as mitigate risk.

Current portfolio strategies managed by DHCM include, Small Cap Equity, Small-Mid Cap Equity, Large Cap Equity, Select Equity, Long-Short Equity, Bank & Financial Equity, and Strategic Income. These strategies are available on a separately managed basis and/or through a mutual fund. The Small Cap Equity strategy was closed to new investors as of December 31, 2005.

The Company also offers interests in DHIP, a limited partnership for private investment that invests in equity securities. DHCM is the managing member of DHIP’s general partner and offers interests in the partnership to certain institutions and high net worth clients.

Business Development

The Company primarily develops investment advisory business with clients through financial intermediaries. The Company’s mutual fund portfolios have, we believe, very strong investment performance track records and are highly ranked by third party services like Morningstar, Inc. (“Morningstar”) and Lipper Analytical, Inc. (“Lipper”). As a result, the Company has had success focusing on independent broker/dealers and independent registered investment advisors who conduct their own independent research. In addition, the Company has developed a few large institutional relationships for separate account management through consultant relations, database research screens, and direct sales efforts.

The Company has an Investment Advisory Agreement with the Diamond Hill Focus Long-Short Fund and Diamond Hill Small Cap fund from which it derived 16% and 14%, respectively, of its revenue for 2005, respectively. These are the only clients which represented more than 10% of the Company’s 2005 revenues.

Competition

Competition in the area of investment management services and mutual funds is intense and the Company’s competitors include investment management firms, broker-dealers, banks and insurance companies. Many competitors are better known than the Company, are better capitalized, offer a broader range of investment products and have more offices, employees and sales representatives. The Company competes primarily on the basis of investment philosophy, performance and customer service.

Investment Portfolio

The Company holds investment positions in the Funds and DHIP.

Regulation

DHCM is registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisors Act”) and operates in a highly regulated environment. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, recordkeeping requirements, operational requirements and disclosure obligations. All Diamond Hill funds are registered with the SEC under the Investment Company Act of 1940, as amended. Each fund is also required to make notice filings with all states where it is offered for sale. Virtually all aspects of the Company’s investment management business are subject to various federal and state laws and regulations. Generally, these laws and regulations are primarily intended to benefit shareholders of the funds and separate account investment clients and generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict the Company from carrying on its investment management business in the event that it fails to comply with such laws and regulations. In such event, possible sanctions which may be imposed include the suspension of individual employees, business limitations on DHCM engaging in the investment management business for specified periods of time, the revocation of DHCM’s registration as an investment adviser, and other censures or fines.

Employees

The Company currently has 21 full-time employees, none of whom are members of a union. The Company generally believes that its relationship with its employees is good.

SEC Filings

This Form 10-KSB includes financial statements for the years ended December 31, 2005 and December 31, 2004. The Company files Forms 10-KSB annually with the SEC and files Forms 10-QSB after each of the first three fiscal quarters. A copy of the Form 10-KSB, as filed with the SEC, will be furnished without charge to any shareholder who contacts the Company’s Secretary at 375 N Front Street, Suite 300, Columbus, OH 43215 or 614.255.3333.

ITEM 2: Description of Property

The Company sub-leases approximately 8,500 square feet of office space in the Arena Office Building located at 375 North Front Street, Suite 300, Columbus, Ohio 43215, from an unaffiliated third party for an aggregate current monthly rental of $12,750 through May 31, 2006. The Company has signed a new seven year lease starting June 1, 2006 of approximately 10,851 square feet. The lease is for space in a new building located at 325 John H. McConnell Boulevard, Suite 200, Columbus, OH 43215, which is in the same general vicinity as the current location. The approximate rent for the new lease is as follows:

Year	Amount
2006	$82,100
2007	$156,900
2008	$171,700
2009	$177,100
2010	$182,500
2011	$188,000
2012	$195,000
2013	$82,600

In addition to the above rent, the Company will also be responsible for normal operating expenses of the new leased property. Such operating expenses are expected to be approximately $8.75 per square foot in 2006 and may increase by no more than 5% annually thereafter.

Our current policy is not to invest in real estate or interests in real estate primarily for possible capital gain or primarily for income. We do not invest in real estate mortgages or securities of entities primarily engaged in real estate activities.

ITEM 3: Legal Proceedings

The Company is currently not engaged in any litigation or other legal proceedings.

ITEM 4: Submission of Matters to a Vote of Security Holders

There were no matters submitted during the most recent quarter to a vote of security holders.

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

PART II

ITEM 5: Market for Common Equity and Related Stockholder Matters

The Company’s Common Shares trade on the NASDAQ Capital Market under the symbol DHIL. The range of high and low bid prices for each quarter since January 1, 2004, are shown below:

Beginning Date	Ending Date	High	Low
January 1, 2004	March 31, 2004	$11.00	$6.80
April 1, 2004	June 30, 2004	$10.25	$8.00
July 1, 2004	September 30, 2004	$10.00	$9.00
October 1, 2004	December 31, 2004	$17.50	$9.20
January 1, 2005	March 31, 2005	$20.40	$16.41
April 1, 2005	June 30, 2005	$22.00	$14.01
July 1, 2005	September 30, 2005	$30.50	$17.00
October 1, 2005	December 31, 2005	$37.75	$24.78

The source of this bid information is Bloomberg L.P. These quotations reflect inter-dealer prices, without retail markup, markdown or commissions and may not represent actual transactions. In addition, due to the relatively “thin” market in the Company’s Common Shares, quoted prices cannot be considered indicative of any viable market for such shares. During the year ended December 31, 2005, approximately 653,700 of the Company’s Common Shares were traded.

As of December 31, 2005, there were approximately 275 record holders of Common Shares representing approximately 1,000 beneficial holders. The Company has not paid any dividends during the last two fiscal years and has no present intention of paying dividends.

The Company did not repurchase any of its Common Shares during 2005.

ITEM 6: Management’s Discussion and Analysis or Plan of Operation

Forward-looking Statements

Throughout this discussion, the Company may make forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to such matters as anticipated operating results, prospects for achieving the critical threshold of assets under management, technological developments, economic trends (including interest rates and market volatility), expected transactions and acquisitions and similar matters. The words “believe,” “expect,” “anticipate,” “estimate,” “project,” “should,” and similar expressions identify forward-looking statements that speak only as of the date thereof. While the Company believes that the assumptions underlying its forward-looking statements are reasonable, investors are cautioned that any of the assumptions could prove to be inaccurate and, accordingly, the actual results and experiences of the Company could differ materially from the anticipated results or other expectations expressed by the Company in its forward-looking statements. Factors that could cause such actual results or experiences to differ from results discussed in the forward-looking statements include, but are not limited to: the adverse effect from a decline in the securities markets; a decline in the performance of the Company’s products; changes in interest rates; a general downturn in the economy; changes in government policy and regulation, including monetary policy; changes in the Company’s ability to attract or retain key employees; unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations; and other risks identified from time-to-time in the Company’s other public documents on file with the SEC.

Business Goals and Objectives

When new management joined Diamond Hill in May of 2000 our mission was to:

•	build an investment management firm that ranks among the best, and

•	rationalize the existing businesses.

In the first five years of this journey, we have built a solid foundation to achieve our mission. Importantly, this has been accomplished in a manner such that shareholders’ intrinsic value per share has risen significantly, during a difficult period for U.S. equity markets generally and the investment management industry in particular.

We believe the best investment management firms are characterized by:

•	excellent investment returns for their clients over a long period of time,

•	dedication to a sound, proven investment philosophy, and

•	personnel who exhibit integrity, intelligence, and energy.

We believe ten years may be the minimum definition of “a long period of time,” and therefore we are just past the halfway point in this quest. It is gratifying that in each year we have had what we believe are solid investment returns for all of our strategies, and the cumulative period ranking is especially good compared to most broader market indexes. For instance, while the S&P 500 had a negative return of 6.28% during the period July 1, 2000 through December 31, 2005, our first fund, the Diamond Hill Focus Long-Short Fund, had a positive return of 69.56%.

However, we can not rest on our laurels. Many clients are new to us, and therefore they have not benefited from our past successes. Our goal is for each of our investment strategies to be ranked in the top quartile of their respective peer group category for the next five-year period ending December 31, 2010 (and to continue doing so in subsequent rolling five-year periods).

As a corporation, we believe another characteristic to be among the “best in class” would be growth in shareholder intrinsic value, with profitability an important guidepost. Based on a survey of publicly owned investment management firms, one might suggest that “scale” is achieved at a 30% operating profit margin. Now that we have achieved positive operating cash flow, we will seek to continue to grow our business to reach scale. We believe that assets under management (“AUM”) in a range of $2 to $4 billion is necessary to achieve scale.

Our financial goals during the next five years include:

•	annual improvement in operating profit margins, reaching 30%,

•	full utilization of our tax loss carry-forwards, and

•	recouping our subsidy of our mutual funds’ administration expenses.

We believe achieving these goals would result in strong growth in our company’s intrinsic value per share. Most importantly, fulfilling our fiduciary responsibility through competitive investment returns and service will always be our primary goal as an investment firm.

Growth Prospects

The Company’s mutual funds, private investment partnership and separately managed accounts, have experienced strong three and five year investment returns that we believe compare very favorably to competitors. For example, four of the five Funds were ranked in the top quartile of their respective categories at December 31, 2005 for the three and five year periods based on rankings from Lipper, an independent ranking firm. Investment returns have been a key driver in the success the Company has achieved in growing assets under management at a rate in excess of 100% annually in 2005, 2004 and 2003. The Company believes that it is appropriate to increase marketing and sales efforts to continue to grow assets under management which in turn generates advisory fee revenue.

As a result, the Company expects to invest in marketing and development efforts throughout 2006 in an effort to expand distribution of its services and accelerate growth. Such expenditures are expected to include:

•	establishing new and expanding existing distribution channels,

•	registering two new mutual funds and incurring the associated start up and marketing costs,

•	adding additional sales and distribution support staff,

•	attending and sponsoring booths at key industry conferences,

•	creating additional marketing material for the funds and separately managed accounts, and

•	additional costs related to ongoing public relations, promotion and advertising.

The cost of these efforts could be significant, but are expected to be proportional to the increase in revenue during 2006 and future years. There can be no assurance that these efforts will prove successful; however, given the investment results of the Funds and separately managed accounts, we believe the additional resources devoted to marketing are warranted.

Also recognizing that the Company’s primary responsibility is to investors in our Funds and our separate account clients, we will close investment strategies to new investors as appropriate. For example, our small cap strategy was closed to new investors effective December 31, 2005.

Business Risks

As mentioned earlier, we believe that one of the most important characteristics exhibited by the best investment firms is excellent investment returns for their clients over a long period of time. We are pleased that in our 5 1/2 year history as an investment advisory firm we have delivered what we believe are excellent investment returns for our clients. However, we are mindful that if we fail to do so in the future, our business growth will be negatively impacted. As we consider the future, we believe the three most significant risks we face as a firm are:

•	Investment Performance—if we fail to deliver excellent performance for our clients, both in the short and long term, we will likely experience diminished investor interest and potentially a diminished level of AUM.

•	Retaining and Building our Investment Team—We feel it is critically important to our clients and to the intrinsic value of Diamond Hill that we have a talented, deep and stable investment team. Not only do our clients expect and deserve stability, but also most third party investment consultant and analytical firms, such as Morningstar and Lipper, monitor the quality and stability of the investment team and caution investors about portfolio manager turnover. We believe the keys to attracting and retaining a quality investment team include our firm philosophy and culture, our working environment and our compensation structure.

•	Market Environment—if the stock and bond markets perform poorly, investor interest will decline which will inhibit the Company’s growth.

We will continue to seek to understand, evaluate and when possible, manage and control these and other business risks.

Compensation Structure

The company’s board of directors has a compensation committee which, under the terms of its charter, undertook a complete review and analysis of the company’s compensation structure in 2005. The compensation review process included the following steps:

1.	Review and consider existing and recent past compensation practices.

2.	Review the performance of the investment team to determine how it compares to peer groups and passive investment benchmarks. Specifically, the compensation committee considered the long-term performance of the investment team, where long-term is defined as five years or since the inception of the investment mandate if less than five years.

3.	Review independent research from three well regarded research firms concerning the level of compensation paid to professionals in the investment management business and the profitability of other investment firms. (The company was a participant, along with over 100 other investment firms, in a compensation survey and, separately the company was a participant along with 22 other investment firms in a profitability study.)

4.	Consider the profitability of the company as it grows and reaches scale in comparison to other investment firms.

5.	Interview and receive input from management and key investment professionals.

6.	Finalize a compensation structure that is based on performance, consistent with industry practices and results in appropriate company profitability.

Year ended December 31, 2005 compared to Year ended December 31, 2004

Investment management revenues for the year ended December 31, 2005 increased to $9,182,667 compared to $2,468,490 for the year ended December 31, 2004, a 272% increase. This increase resulted from a significant increase in AUM including new assets in DHIP on which we may receive a performance incentive fee as described below.

The Company significantly increased its investment management revenue across all three of its investment products: mutual funds, managed accounts and DHIP. Revenues from mutual funds, managed accounts, and DHIP were up 244%, 135%, and 923%, respectively for the year ended December 31, 2005. While DHIP’s AUM increased by approximately $90 million, the majority of the DHIP revenue increase was due to the performance incentive fee earned, which can be extremely volatile from year to year. The Company earns its performance incentive fee on 20% of the annual investment return on DHIP once a 5% annual hurdle has been reached, also subject to a high-water mark.

Operating expenses for the year ended December 31, 2005 increased to $7,804,840 from $2,968,173 for the year ended December 31, 2004, an increase of 163%. This increase is primarily related to incentive compensation paid related to the outstanding performance of the Company’s investment products. The Compensation Committee of the Board of Directors determined the amount of the incentive compensation based upon a number of factors including market comparisons of compensation levels, firm and industry growth and profitability measures and investment results generated by the Company’s investment team. Incentive compensation expense is made up of a combination of cash, grants of the Company’s stock, and grants of options to acquire the Company’s stock. As further explained in the footnotes to the financial statements, the Company has elected to voluntarily start to expense stock options in 2005, prior to the early 2006 date when all companies are required to begin expensing stock options. Non-salary operating expenses increased by a modest amount to support the significant growth in assets under management.

Mutual fund administration, which represents administrative and financing fees collected in connection with the Company’s mutual fund products net of all mutual fund administration and financing expenses paid by the Company, improved to a net income of $16,487 for the year ended December 31, 2005 compared to a net loss of $164,104 for the year ended December 31, 2004. This improvement is primarily due to a significant increase in AUM in the Company’s mutual fund products. Due to this significant increase in AUM, the Company voluntarily decreased the fees it charges to the Funds effective April 30, 2005. Since that time assets have continued to increase significantly and as a result, the Company expects to further reduce the fees it charges to the Funds again on April 30, 2006. These fee reductions are passed along to Fund shareholders and will help to improve investment performance of the Funds and as a result, we believe will better position the Funds among competitors. The Company anticipates that mutual fund administration activity will be a net positive contributor towards the Company’s net income for the foreseeable future. However, the Company has an accumulated loss from fund administration of approximately $1.3 million through December 31, 2005. DHCM collected $2,315,630 and $908,754 for mutual fund administration revenue for the years ended December 31, 2005 and 2004, respectively. Mutual fund administration expense for the year ended December 31, 2005 and 2004 was $2,299,143 and $1,072,858, respectively.

The Company’s net operating income increased to $1,377,827 for the year ended December 31, 2005 from a net operating loss of $499,683 for the year ended December 31, 2004.

Investment return, net of interest expense, increased to $594,777 for the year ended December 31, 2005 from $487,287 for the year ended December 31, 2004. Management is unable to predict how future fluctuations in market values will impact the return on the Company’s investment portfolios.

As a result of mutual fund administration and company portfolio investment performance, the Company’s net operating income increased, causing the pre-tax net income to increase from a net loss of $176,500 for the year ended December 31, 2004 to a net income of $1,989,091 for the year ended December 31, 2005.

The Company recorded a non-cash income tax benefit of $1.66 million, reflecting the likelihood that tax loss carryforwards of $8.05 million will be utilized in 2006 and future years. This one time benefit resulted in a significant increase in net income in 2005, if the company continues to be profitable, as expected, it will begin incurring income tax expenses in 2006 and future years. As a result of the tax benefit, the Company’s net income for the year ended December 31, 2005 was $3,650,766 compared to a net loss of $176,500 for the year ended December 31, 2004.

Liquidity and Capital Resources

The Company’s entire investment portfolio is in readily marketable securities, which provide for cash liquidity, if needed, within three business days. Investments in mutual funds are valued at their current net asset value. Investments in DHIP are valued based on readily available market quotations.

On July 21, 2004, the Company sold 60,000 of its Common Shares held in treasury through a private placement at a price of $7.00, thereby increasing the liquidity and capital resources by approximately $420,000.

As of December 31, 2005, the Company had working capital of approximately $8.4 million compared to $3.2 million at December 31, 2004. The increase during the year ended December 31, 2005 is primarily due to the pre-tax net income earned plus the stock based compensation. Working capital includes cash, securities owned and accounts and notes receivable, net of all liabilities. The Company has no long-term debt.

The Company’s net cash balance increased by $2,429,768 during the year ended December 31, 2005. Net cash provided by operating activities was $2,860,961. Investing activities used $3,270,262 during the year ended December 31, 2005, primarily related to our corporate investment portfolio. Financing activities provided $2,839,069 of cash during the year ended December 31, 2005, entirely from the sale of treasury shares related to the Company’s 401k match, option and warrant exercise, and employee compensation.

The Company’s net cash balance increased by $51,581 during the year ended December 31, 2004. Net cash used by operating activities was $1,430,135. Investing activities provided $934,478. Financing activities provided $547,831 entirely related to the sale of treasury shares related to the Company’s 401k match, option and warrant exercise, and employee compensation.

Investment management revenues primarily fund the operations of the Company. Management believes that the Company’s existing resources, including available cash and cash provided by operating activities, will be sufficient to satisfy its working capital requirements in the foreseeable future. However, no assurance can be given that additional funds will not be required. To the extent that returns on investments are less than anticipated, or expenses are greater than anticipated, the Company may be required to reduce its activities, liquidate portions of the investment portfolio or seek additional financing. Further, this additional financing may not be available on acceptable terms, if at all. No significant capital expenditures are expected in the foreseeable future.

Impact of Inflation and Other Factors

The Company’s operations have not been significantly affected by inflation. The Company’s investment portfolios of equity and fixed income securities are carried at current market values. Therefore, the Company’s profitability is affected by general economic and market conditions. The Company’s business is also subject to government regulation and changes in legal, accounting, tax and other compliance requirements. Changes in these regulations may have a significant effect on the Company’s operations.

We have no off-balance sheet arrangements with any obligation under a guarantee contract, or a retained or contingent interest in assets or similar arrangement that serves as credit, liquidity or market risk support for such assets, or any other obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument.

ITEM 7: Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Diamond Hill Investment Group, Inc.

We have audited the consolidated statement of financial condition of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2005, and the related consolidated statement of operations, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2004, were audited by other auditors whose report dated January 20, 2005, expressed an unqualified opinion on those statements.

We have conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2005, and the consolidated results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    Plante & Moran, PLLC

February 3, 2006

Columbus, Ohio

The report that appears below is a copy of the report issued by the Company’s previous independent auditor, BKR Longanbach Giusti, LLC. That firm has discontinued performing auditing and accounting services and is no longer registered with the Public Company Accounting Oversight Board.

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of

Diamond Hill Investment Group, Inc.

We have audited the consolidated statement of financial condition of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We have conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2004, and the consolidated results of their operations and cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/    BKR Longanbach Giusti, LLC

Columbus, Ohio

January 20, 2005

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of December 31, 2005

AUDITED

ASSETS
Cash	$2,532,334
Investment portfolio (note 3):
Mutual fund shares and limited partnership interests	5,855,370
Accounts receivable	1,897,701
Prepaid expenses	580,109
Fixed Assets, net of depreciation and other assets	111,863
Deferred taxes (note 8)	1,770,132

Total assets	$12,747,509

LIABILITIES
Accounts payable and accrued expenses	336,497
Accrued compensation (note 5)	1,550,000

Total liabilities	$1,886,497

SHAREHOLDERS’ EQUITY
Common stock: (note 4)
No par value, 7,000,000 shares authorized, 1,827,972 shares issued and 1,755,899 shares outstanding	13,199,444
Preferred stock, undesignated-1,000,000 shares authorized and unissued: (note 4)	—
Treasury stock, at cost (72,073 shares)	(412,370)
Deferred compensation	(292,381)
Accumulated deficit	(1,633,681)

Total shareholders’ equity	10,861,012

Total liabilities and shareholders’ equity	$12,747,509

The accompanying notes are an integral part of these consolidated financial statements.

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2005 and 2004

AUDITED

	2005	2004
INVESTMENT MANAGEMENT REVENUE:
Mutual funds	$3,510,324	$1,020,238
Managed accounts	2,731,058	1,160,674
Private investment partnership	2,941,285	287,578

Total investment management revenue	9,182,667	2,468,490

OPERATING EXPENSES:
Salaries, benefits and payroll taxes (note 5)	6,877,929	2,276,797
Legal and audit	105,591	84,546
General and administrative	573,348	415,961
Sales and marketing	247,972	190,869

Total operating expenses	7,804,840	2,968,173

NET OPERATING INCOME (LOSS)	1,377,827	(499,683)

Mutual fund administration, net (Note 7)	16,487	(164,104)
Investment return	594,777	487,287

INCOME (LOSS) BEFORE TAXES	1,989,091	(176,500)

Income tax benefit, net (Note 8)	1,661,675	—

NET INCOME (LOSS)	$3,650,766	$(176,500)

BASIC EARNINGS (LOSS) PER SHARE	$2.21	$(0.11)

DILUTED EARNINGS (LOSS) PER SHARE	$1.83	$(0.11)

The accompanying notes are an integral part of these consolidated financial statements.

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2005 and 2004

AUDITED

	Shares Outstanding	Common Stock	Treasury Stock	Deferred Compensation	Accumulated Deficit	Total
Balance at January 1, 2004	1,523,999	$10,025,711	$(1,739,206)	$(3,744)	$(5,107,947)	$3,174,814
Deferred compensation related to restricted stock	15,000	55,200	85,800	(141,000)	—	—
Amortization of deferred compensation	—	—	—	20,194	—	20,194
Sale of treasury stock	74,061	123,803	424,028	—	—	547,831
Net loss	—	—	—	—	(176,500)	(176,500)

Balance at December 31, 2004	1,613,060	10,204,714	(1,229,378)	(124,550)	(5,284,447)	3,566,339
Deferred compensation related to restricted stock	15,000	143,700	85,800	(229,500)	—	—
Amortization of deferred Compensation	—	—	—	61,669	—	61,669
Stock options expense	—	634,712	—	—	—	634,712
Tax benefit from stock options and warrants exercised	—	108,457	—	—	—	108,457
Sale of treasury stock	127,839	2,107,861	731,208	—	—	2,839,069
Net income	—	—	—	—	3,650,766	3,650,766

Balance at December 31, 2005	1,755,899	$13,199,444	$(412,370)	$(292,381)	$(1,633,681)	$10,861,012

The accompanying notes are an integral part of these consolidated financial statements.

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2005 and 2004

AUDITED

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$3,650,766	$(176,500)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization on property and equipment	39,950	40,847
Amortization of deferred compensation	61,669	20,194
(Increase) decrease in accounts receivable	(532,201)	(1,192,201)
(Increase) decrease in deferred taxes	(1,661,675)	—
Stock option expense	634,712	—
(Increase) decrease in unrealized gains	(487,300)	(352,411)
Increase (decrease) in accrued liabilities	1,485,277	263,974
Other changes in assets and liabilities	(330,237)	(34,631)

Net cash provided by (used in) operating activities	2,860,961	(1,430,728)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(28,322)	(24,138)
Investment portfolio activity	(3,241,940)	958,616

Net cash (used in) provided by investing activities	(3,270,262)	934,478

CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of treasury stock	2,839,069	547,831

Net cash provided by financing activities	2,839,069	547,831

NET INCREASE IN CASH	2,429,768	51,581

CASH, BEGINNING OF PERIOD	102,566	50,985

CASH, END OF PERIOD	$2,532,334	$102,566

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$—	$1,874
Income taxes	—	—

The accompanying notes are an integral part of these consolidated financial statements.

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 1    ORGANIZATION AND NATURE OF BUSINESS

Diamond Hill Investment Group, Inc. (the “Company”) was incorporated as a Florida corporation in April 1990 and reincorporated as an Ohio corporation in May 2002. The Company has one operating subsidiary.

Diamond Hill Capital Management, Inc. (“DHCM”), an Ohio corporation, is a wholly owned subsidiary of the Company and a registered investment adviser. DHCM is the investment adviser to the Diamond Hill Funds, a series of open-end mutual funds, and Diamond Hill Investment Partners, L.P. (“DHIP”), a private investment partnership, and also offers advisory services to institutional and individual investors.

During 2004, the Company transitioned the services of its broker-dealer subsidiary, Diamond Hill Securities (“DHS”) to third party broker-dealers and to DHCM. During the fourth quarter of 2004, DHS de-registered with the NASD and SEC as a broker-dealer and investment adviser. This transition had no material impact on the Company’s financial statements.

Note 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the periods. Actual results could differ from those estimates. The following is a summary of the Company’s significant accounting policies:

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year financial presentation.

Principles of Consolidation

The accompanying consolidated financial statements include the operations of the Company, DHCM and DHS. All inter-company transactions and balances have been eliminated in consolidation.

Cash

The Company has defined cash as demand deposits, certificate of deposits and money market accounts. The Company maintains its cash in three accounts with two financial institutions.

Accounts Receivable

Accounts receivable are recorded when they are due and are presented in the statement of financial condition, net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company’s historical losses, existing conditions in the industry, and the financial stability of those individuals or entities that owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2005.

Valuation of Investment Portfolio

Investments in mutual funds are valued at their current net asset value. Investments in DHIP are valued based on readily available market quotations. Realized and unrealized gains and losses are included in investment profits and losses.

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

Limited Partnership Interests

DHCM is the managing member of Diamond Hill General Partner, LLC (“DHGP”), the General Partner of DHIP, a limited partnership whose underlying assets consist of marketable securities. DHCM’s investment in DHIP is accounted for using the equity method, under which DHCM’s share of the net earnings or losses of the partnership is reflected in income as earned and distributions received are reflected as a reduction of the investment. The Company is actively seeking additional unaffiliated investors for DHIP. Several board members, officers and employees of the Company are members in DHGP. The capital of DHGP is not subject to a management fee or an incentive fee.

Property and Equipment

Property and equipment, consisting of computer equipment, furniture, and fixtures, is carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated lives of three to seven years.

Revenues

Securities transactions are accounted for on the trade date basis. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Realized gains and losses from sales of securities are determined utilizing the specific identification method.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic and diluted earnings per common share are computed in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share.” A reconciliation of the numerators and denominators used in these calculations is shown below:

For the year ended December 31, 2005:

	Numerator	Denominator	Amount
Basic Earnings	$3,650,766	1,654,935	$2.21
Diluted Earnings	$3,650,766	1,996,176	$1.83

For the year ended December 31, 2004:

	Numerator	Denominator	Amount
Basic Earnings	$(176,500)	1,566,385	$(0.11)
Diluted Earnings	$(176,500)	1,566,385	$(0.11)

Stock options and warrants have not been included in the denominator of the diluted per-share computations for those periods with a net loss because the effect of their inclusion would be anti-dilutive.

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

Fair Value of Financial Instruments

Substantially all of the Company’s financial instruments are carried at fair value or amounts approximating fair value. Assets, including accounts receivable, notes and interest receivable and securities owned are carried at amounts that approximate fair value. Similarly, liabilities, including accounts payable and accrued expenses are carried at amounts approximating fair value.

Regulatory Requirements

DHCM is a registered investment adviser and is subject to regulation by the SEC pursuant to the Investment Advisers Act of 1940.

Segment Information

The Company has one reportable segment, therefore, no segment information is provided.

Note 3    INVESTMENT PORTFOLIO

Investment portfolio balances, which consist of securities classified as trading, are comprised of the following at December 31, 2005:

	Market	Cost	Unrealized Gains
Diamond Hill Small Cap Fund	$60,817	$50,612	$10,185
Diamond Hill Small-Mid Cap Fund	300,000	300,000	—
Diamond Hill Large Cap Fund	58,918	50,477	8,441
Diamond Hill Select Fund	300,000	300,000	—
Diamond Hill Focus Long-Short Fund	60,405	50,657	9,748
Diamond Hill Strategic Income Fund	1,024,171	977,295	46,876
DHIP Private Investment Partnership	4,051,059	3,139,474	911,585

Total	5,855,370	4,868,535	986,835

DHCM is the managing member of DHGP, the General Partner of DHIP, whose underlying assets consist primarily of marketable securities. DHGP is contingently liable for all of the partnership’s liabilities.

Summary financial information, including the Company’s carrying value and income from this partnership at December 31, 2005 and 2004 and for the years then ended, is as follows:

	2005	2004
Total assets	$176,442,538	$40,934,365
Total liabilities	69,122,518	20,194,401
Net assets	107,320,020	20,739,964
Net income	20,215,378	4,519,117

DHCM’s portion of net assets	4,051,059	1,078,302
DHCM’s portion of net income	2,972,757	614,852

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

DHCM’s income from this partnership includes its pro-rata capital allocation and its share of an incentive allocation from the limited partners. DHCM earned the following management fee and incentive fee from the partnership. DHCM shares a portion of its Management Fee with certain intermediaries.

	2005	2004
Management fee	$460,092	$93,054
Incentive fee	2,481,193	194,524

Note 4    CAPITAL STOCK

Common Shares

The Company has only one class of securities, Common Shares.

Treasury Shares

On July 17, 2000, the Company announced a program to repurchase up to 400,000 Common Shares through open market purchases and privately negotiated transactions. From July 17, 2000 through July 25, 2002 the Company purchased a total of 352,897 Common Shares at an average price of $5.72 per share. During the year ending December 31, 2005, the Company has issued 142,839 shares of treasury shares (15,000 shares to employees in the form of restricted stock grants, 44,000 shares as a result of option and warrant exercises, 72,120 in the form of incentive compensation, and 11,719 to fulfill the Company’s match under the Company’s 401k Plan). The Company’s total treasury share balance as of December 31, 2005 is 72,073.

Authorization of Preferred Shares

The Company’s Articles of Incorporation authorize the issuance of 1,000,000 shares of “blank check” preferred shares with such designations, rights and preferences, as may be determined from time to time by the Company’s Board of Directors. The Board of Directors is empowered, without shareholder approval, to issue preference stock with dividend, liquidation, conversion, voting, or other rights, which could adversely affect the voting or other rights of the holders of the Common Shares. There were no shares of preferred shares issued or outstanding at December 31, 2005.

Note 5    EMPLOYEE INCENTIVE PLANS

Equity Incentive Plan and Compensation Program

At the Company’s annual shareholder meeting on May 12, 2005, shareholders approved the 2005 Employee and Director Equity Incentive Plan (“2005 Plan”). The 2005 Plan is intended to facilitate the Company’s ability to attract and retain staff, provide additional incentive to employees, directors and consultants, and to promote the success of the Company’s business. The Plan authorizes the issuance of up to 500,000 Common Shares of the Company in various forms of stock or option grants. The Plan provides that the Board of Directors, or a committee appointed by the Board, may grant awards and otherwise administer the Plan. As of December 31, 2005, 72,200 stock grants and 71,800 stock options have been awarded under the Plan and were immediately vested.

During 2005 the board completed a review of the Company’s compensation practices including the compensation of the Company’s key employees including base salary, cash incentives and equity incentives. This review included an assessment of the current compensation structure as compared to other organizations in the investment management industry and the performance of the company’s staff, particularly its investment team. As a result of the review, the Company’s operating results, and the investment team’s long-term performance

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

results, the board approved cash and equity bonuses in the amount of $4.2 million for the year ended December 31, 2005. Of the total bonus, $1.55 million was accrued as of December 31, 2005 and the remainder was paid during 2005.

Equity Compensation Grants

On May 13, 2004 the Company’s shareholders approved terms and conditions of certain equity compensation grants to three key employees. Under the approved terms a total of 75,000 shares of restricted stock and restricted stock units were issued to the key employees on May 31, 2004. The restricted stock and restricted stock units are restricted from sale and do not vest until May 31, 2009.

Stock Option Plan

The Company adopted a Non-Qualified and Incentive Stock Option Plan in 1993 that authorized the grant of options to purchase an aggregate of 500,000 shares of the Company’s Common Stock. The Plan provides that the Board of Directors, or a committee appointed by the Board, may grant options and otherwise administer the Option Plan. This Plan expired by its terms in November 2003. Options outstanding under this Plan are not affected by the Plan’s expiration.

Effective October 1, 2005, the Company adopted SFAS No. 123(R), Accounting for Stock-Based Compensation (“SFAS 123R”). SFAS 123R requires all share-based payments to employees and directors, including grants of stock options, to be recognized as expense in the income statement based on their fair values. The amount of compensation is measured at the fair value of the options when granted, and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS 123R applies to the Company for options granted or modified after October 1, 2005. SFAS 123R also requires compensation cost to be recorded for prior option grants that vest after the date of adoption. The total compensation expense resulting from options issued in prior years that will be recognized over the future vesting period is approximately $38,000.

Prior to the adoption of SFAS 123R, the Company applied Accounting Principles Board Opinion No. 25 (“APB 25”) and related Interpretations in accounting for stock options and warrants issued to employees and directors. Under APB 25, only certain pro forma disclosures of fair value were required. Had compensation cost for all of the Company’s stock-based awards been determined in accordance with FAS 123R, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net income (loss), as reported	$3,650,766	$(176,500)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	523,505	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(559,139)	(103,091)

Pro forma net income	$3,615,132	$(279,591)
Earnings Per Share:
Basic—as reported	$2.21	$(0.11)
Basic—pro forma	$2.18	$(0.18)
Diluted—as reported	$1.83	$(0.11)
Diluted—pro forma	$1.81	$(0.18)

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

The fair value of options granted in 2005 was $8.84. No options were granted in 2004. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with following weighted-average assumptions:

Dividend yield:	0.0%
Expected volatility:	28%
Expected life:	5 years
Risk-free interest rate:	3.50%

A summary of the status of the Company’s stock option and warrants plans is presented below:

	Options		Warrants
	Shares	Average Exercise Price	Shares	Average Exercise Price
Outstanding January 1, 2004	260,202	$10.581	280,400	$12.897
Granted	—	—	—	—
Exercised	—	—	—	—
Expired unexercised	—	—
Forfeited	—	—	—	—

Outstanding December 31, 2004	260,202	10.581	280,400	12.897

Exercisable December 31, 2004	154,202	$14.517	280,400	$12.897

Outstanding January 1, 2005	260,202	$10.581	280,400	$12.897
Granted	71,800	28.100	—	—
Exercised	(29,000)	13.211	15,000	14.375
Expired unexercised	—	—	6,000	14.375
Forfeited	—	—	—	—

Outstanding December 31, 2005	303,002	14.481	259,400	12.778

Exercisable December 31, 2005	231,002	$17.525	259,400	$12.778

Information pertaining to options and warrants outstanding December 31, 2005 is as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$14.375	5,000	0.16 years	$14.375	5,000	$14.375
$73.75	16,202	2.36 years	$73.75	16,202	$73.75
$ 7.95	10,000	4.61 years	$7.95	10,000	$7.95
$ 8.438	10,000	4.97 years	$8.438	10,000	$8.438
$28.10	71,800	4.97 years	$28.10	71,800	$28.10
$ 8.45	10,000	5.25 years	$8.45	8,000	$8.45
$ 5.25	60,000	5.54 years	$5.25	50,000	$5.25
$ 4.50	120,000	7.43 years	$4.50	60,000	$4.50
Outstanding at end of year	303,002	5.84 years	$14.481	231,002	$17.525

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

	Warrants Outstanding			Warrants Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10.625	13,000	1.18 years	$10.625	13,000	$10.625
$73.75	14,000	2.36 years	$73.75	14,000	$73.75
$22.50	16,400	3.24 years	$22.50	16,400	$22.50
$11.25	14,000	4.16 years	$11.25	14,000	$11.25
$ 8.75	2,000	4.36 years	$8.75	2,000	$8.75
$ 8.00	200,000	4.36 years	$8.00	200,000	$8.00
Outstanding at end of year	259,400	4.01 years	$12.778	259,400	$12.778

401k Plan

The Company sponsors a 401(k) plan whereby all employees participate in the plan. Employees may contribute up to any portion of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions of Common Shares of the Company with a value equal to 200 percent of the first six percent of an employee’s compensation contributed to the plan. Matching contributions vest to the employees over a six-year period. For the years ended December 31, 2005 and 2004, expense attributable to the plan amounted to $238,073, and $134,478, respectively.

Note 6    OPERATING LEASES

The Company leases office space under an operating lease agreement effective May 1, 2002, which terminates on May 31, 2006. Total lease expenses for the year ended December 31, 2005 were $139,250. The Company entered into a new lease beginning June 1, 2006 and terminating May 31, 2013 for approximately 10,851 square feet of office space. The future minimum lease payments under the operating lease are as follows:

2006		2007	2008	2009	2010	2011	2012	2013
$63,750	$82,100	$156,900	$171,700	$177,100	$182,500	$188,000	$195,000	$82,600
(Current Lease)	(New Lease)

In addition to the above rent, the Company will also be responsible for normal operating expenses of the new leased property. Such operating expenses are expected to be approximately $8.75 per square foot in 2006 and may increase by no more than 5% annually thereafter.

Note 7    MUTUAL FUND ADMINISTRATION

DHCM has an administrative, fund accounting and transfer agency services agreement with Diamond Hill Funds, an Ohio business trust, under which DHCM performs certain services for each series of the trust. These services include mutual fund administration, accounting, transfer agency and other related functions. For performing these services, each series of the trust compensates DHCM a fee at an annual rate of 0.40% for Class A and Class C shares and 0.20% for Class I shares times each series’ average daily net assets. In addition, DHCM finances the up-front commissions paid to brokers who sell C shares of the Diamond Hill Funds. As financer, DHCM pays the commission to the selling broker at the time of sale. This commission payment is capitalized and expensed over 12 months to correspond with the matching revenues DHCM receives from the principal underwriter to recoup this commission payment. DHCM collected $2,315,630 and $908,754 for mutual

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

fund administration revenue for the years ended December 31, 2005 and 2004. In fulfilling its role under this agreement, DHCM has engaged several third-party providers, and the cost for their services is paid by DHCM. Mutual fund administration expense for the years ended December 31, 2005 and 2004 was $2,299,143 and $1,072,858, respectively. Effective April 30, 2005, DHCM reduced the fee it charges for administrative services for Class A and Class C shares from 0.45% to 0.40%.

Note 8    INCOME TAXES

The Company files a consolidated Federal income tax return. It is the policy of the Company to allocate the consolidated tax provision to subsidiaries as if each subsidiary’s tax liability or benefit were determined on a separate company basis. As part of the consolidated group, subsidiaries transfer to the Company their current Federal tax liability or assets. Our deferred tax accounts at December 31, 2005 included a deferred tax asset of $1,661,675 with no offsetting valuation allowance to recognize net operating loss (“NOL”) carryforwards from previous years. Due to the Company’s significant growth during 2005 we feel it is more likely than not that the Company would be able to fully realize the benefit of these operating loss carryforwards.

	2005	2004
Current income tax provision (benefit)	$—	$—
Deferred income tax provision (benefit)	(1,661,675)	—

Provision (benefit) for income taxes	$(1,661,675)	$—

A reconciliation of income tax expense at the statutory rate to the Company’s income tax expense is as follows:

	2005	2004
Income tax expense at statutory rate	$676,291	$(60,010)
Non-deductible stock option expense	104,594	0
Valuation allowance	(2,442,560)	60,010

Income tax expense	(1,661,675)	—

Deferred tax assets and liabilities consist of the following at December 31, 2005 and 2004:

	2005	2004
Deferred tax benefit of NOL carryforward	$2,738,489	$2,616,483
Unrealized (gains) losses	(964,277)	(169,842)
Other liabilities	(4,080)	(4,080)
Valuation allowance	—	(2,442,561)

Net deferred tax assets (liabilities)	$1,770,132	$—

As of December 31, 2005, the Company and its subsidiaries had net operating loss (NOL) carry forwards for tax purposes of approximately $8,054,377. These NOL’s will expire from 2016 to 2024. Any future changes in control may limit the availability of NOL carryforwards.

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

ITEM 8: Changes In and Disagreements With Accountants or Accounting and Financial Disclosures

None

ITEM 8A: Controls and Procedures

Management, including the Chief Executive Officer and the Chief Financial Officer, has conducted an evaluation of the effectiveness of disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) as of the end of the period covered by this annual report. Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as of the end of the period covered by this annual report, the disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified by the Securities and Exchange Commission’s rules and forms. There were no significant changes in the Company’s internal controls which materially affects, or are reasonable likely to materially affect the Company’s internal controls over financial reporting.

ITEM 8B: Other Information

None

PART III

ITEM 9: Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

Information regarding this Item 9 is incorporated by reference to our proxy statement for our 2006 annual meeting of shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act (the “2006 Proxy Statement”), under the Captions: “Proposal 1—Election of Directors”, “Executive Officers and Compensation Information”, “Board and Committee Information”, “Compliance with Section 16(a) of the Exchange Act”, and “Code of Business Conduct and Ethics”.

ITEM 10: Executive Compensation

Information regarding this Item 10 is incorporated by reference to our 2006 Proxy Statement under the Captions: “Executive Officers and Compensation Information” and “Director Compensation”.

ITEM 11: Security Ownership of Certain Beneficial Owners and Management

Information regarding this Item 11 is incorporated by reference to our proxy statement for our 2006 annual meeting of shareholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act, under the Captions: “Security Ownership of Certain Beneficial Owners and Management” and “Executive Compensation”.

ITEM 12: Certain Relationships and Related Transactions

During the last two years, the Company has not been a part to, and does not plan to propose to be a part to, any transactions for which disclosure is required under Item 404 of Regulation S-B.

DIAMOND HILL INVESTMENT GROUP, INC. AND SUBSIDIARIES

ITEM 13: Exhibits

(a) Index of Exhibits

3.1	Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference from Form 8-K Current Report for the event on May 2, 2002 filed with the SEC on May 7, 2002; File No. 000-24498.)

3.2	Code of Regulations of the Company. (Incorporated by reference from Form 8-K Current Report for the event on May, 2002 filed with the SEC on May 7, 2002; File No. 000-24498.)

10.1	Representative Investment Management Agreement between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds. (Incorporated by reference from Form N1-A filed with the SEC on December 30, 2005; File No. 811-08061.)

10.2	Third Amended and Restated Administrative, Fund Accounting, and Transfer Agency Services Agreement between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds. (Incorporated by reference from Form N1-A filed with the SEC on December 30, 2005; File No. 811-08061.)

10.3	1993 Non-Qualified and Incentive Stock Option Plan. (Incorporated by reference from Form DEF 14A filed with the SEC on July 21, 1998; File No. 000-24498.)

10.4	Synovus Securities, Inc., Sub-Advisory Agreement with the Diamond Hill Capital Management, Inc. dated January 30, 2001. (Incorporated by reference from Form 10-KSB for 2000 filed with the SEC on March 1, 2001; File No. 000-24498.)

10.5	Employment Agreement between the Company and Roderick H. Dillon, Jr. dated May 11, 2000. (Incorporated by reference from Form 10-KSB for 2002 filed with the SEC on March 28, 2003; File No. 000-24498.)

10.6	Amendment dated March 10, 2006 to the Employment Agreement between the Company and Roderick H. Dillon, Jr. dated May 11, 2000. (Incorporated by reference from Form 8-K Current Report filed with the SEC on March 15, 2006; File No. 000-24498.)

10.7	Employment Agreement between the Company and James F. Laird dated October 24, 2001. (Incorporated by reference from Form 10-KSB for 2002 filed with the SEC on March 28, 2003; File No. 000-24498.)

10.8	Form of Subscription Agreement for Common Shares of Diamond Hill Investment Group, Inc. executed by subscribers as part of the private placement on July 21, 2004. (Incorporated by reference from Form 10-QSB for the quarter ended September 30, 2004 filed with the SEC on November 15, 2004; File No. 000-24498.)

10.9	2005 Employee and Director Equity Incentive Plan. (Incorporated by reference from Form DEF 14A filed with the SEC on April 5, 2005; File No. 000-24498.)

14.1	Code of Business Conduct and Ethics. (Incorporated by reference from Form DEF 14A filed with the SEC on April 9, 2004; File No. 000-24498.)

21.1	Subsidiaries of the Company.

23.1	Consent of Independent Registered Public Accounting Firm, Plante & Moran, PLLC.

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).

32.1	Section 1350 Certifications.

ITEM 14: Principal Accountant Fees and Services

Information regarding this Item 14 is incorporated by reference to our 2006 Proxy Statement under the Caption: “Fees of Independent Registered Public Accounting Firms”.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

DIAMOND HILL INVESTMENT GROUP, INC.

By:	/S/ R. H. Dillon
	R. H. Dillon, President, Chief Executive Officer and a Director	March 30, 2006

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ R. H. Dillon	President, Chief Executive Officer, and a Director	March 30, 2006
R. H. Dillon

/S/ James F. Laird	Chief Financial Officer, Treasurer, and Secretary	March 30, 2006
James F. Laird

/S/ David P. Lauer	Director	March 30, 2006
David P. Lauer

/S/ James G. Mathias	Director	March 30, 2006
James G. Mathias

/S/ David R. Meuse	Director	March 30, 2006
David R. Meuse

/S/ Diane D. Reynolds	Director	March 30, 2006
Diane D. Reynolds

/S/ Donald B. Shackelford	Director	March 30, 2006
Donald B. Shackelford

www.diamond-hill.com

Diamond Hill Investment Group, Inc.

375 N Front Street, Suite 300

Columbus, OH 43215

614.255.3333